Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the years ended December 31, 2023 and 2022

MANAGEMENT’S REPORT
Financial Reporting
The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles. Financial statements by nature include amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.
The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit & Finance Committee of the Board of Directors, composed of directors who are unrelated and independent, has a specific responsibility to oversee management’s efforts to fulfill its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit & Finance Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023. Ernst & Young LLP, the independent registered public accounting firm that audited the accompanying consolidated financial statements has issued its attestation report on the Company’s internal control over financial reporting,

March 8, 2024

/s/ Chris Huskilson	/s/ Darren Myers
Interim Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Algonquin Power & Utilities Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 8, 2024 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that is communicated or required to be communicated to the Audit & Finance Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory assets and liabilities—Recovery of costs through rate regulation
Description of the Matter
As described in Note 7 to the consolidated financial statements, the Company has approximately $1.33 billion in regulatory assets and approximately $734.30 million in regulatory liabilities that are subject to regulation by the public utility commissions of the regions in which they operate. Rates are determined under cost-of-service regulation. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on assets or common shareholder’s equity. Regulatory decisions can have an impact on the timely recovery of costs and the approved returns. The recoverability of such costs through rate-regulation impacts multiple financial statement line items and disclosures, including property, plant, and equipment, regulatory assets and liabilities, derivative instruments, pension and other post-employment benefit obligation, regulated electricity, gas and water distribution revenues and the corresponding expenses, income tax expense, and depreciation and amortization expense.
Although the Company expects to recover its costs from customers through rates, there is a risk that the respective regulator will not approve full recovery of the costs incurred. Auditing the recoverability of these costs through rates is complex and highly judgmental due to the significant judgments and probability assessments made by the Company to support its accounting and disclosure for regulatory matters when final regulatory decisions or orders have not yet been obtained or when regulatory formulas are complex. There is also subjectivity involved in assessing the potential impact of future regulatory decisions on the financial statements. The Company’s judgments include evaluating the probability of recovery of and recovery on costs incurred, or probability of refund to customers through future rates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s evaluation of the likelihood of recovery of regulatory assets and refund of regulatory liabilities, including management’s controls over the initial recognition and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates, a refund, or future changes in rates.
We performed audit procedures that included, amongst others, evaluating the Company’s assessment of the probability of future recovery for regulatory assets and refund of regulatory liabilities, by comparison to the relevant regulatory orders, filings and correspondence, and other publicly available information including past precedents. For regulatory matters for which regulatory decisions or orders have not yet been obtained, we inspected the Company’s filings for any evidence that might contradict the Company’s assertions, and reviewed other regulatory orders, filings and correspondence for other entities within the same or similar jurisdictions to assess the likelihood of recovery in future rates based on the respective regulator’s treatment of similar costs under similar circumstances. We evaluated the Company’s analysis and compared that analysis with letters from legal counsel, when appropriate, regarding cost recoveries or future changes in rates. We assessed the methodology and mathematical accuracy of the Company’s calculations of regulatory asset and liability balances based on provisions and formulas outlined in rate orders and other correspondence with regulators.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2013.
Toronto, Canada
March 8, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Algonquin Power & Utilities Corp.
Opinion on Internal Control over Financial Reporting
We have audited Algonquin Power & Utilities Corp.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Algonquin Power & Utilities Corp. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2023, and 2022, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and the related notes, and our report dated March 8, 2024, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management Report on Internal Controls over Financial Reporting section contained in the accompanying Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 8, 2024

Algonquin Power & Utilities Corp.
Consolidated Statements of Operations

	Years ended
(thousands of U.S. dollars, except per share amounts)	December 31
	2023	2022
Revenue
Regulated electricity distribution	$1,295,497	$1,278,912
Regulated natural gas distribution	621,173	686,744
Regulated water reclamation and distribution	399,052	364,383
Non-regulated energy sales	296,314	350,797
Other revenue	85,979	84,177
	2,698,015	2,765,013
Expenses
Operating expenses	906,985	851,489
Regulated electricity purchased	429,760	465,570
Regulated natural gas purchased	267,122	340,792
Regulated water purchased	19,564	18,308
Non-regulated energy purchased	19,499	41,684
Administrative expenses	90,359	80,232
Depreciation and amortization	466,996	455,520
Asset impairment charge (notes 5, 8 and 16)	23,492	159,568
Loss on foreign exchange	8,359	13,833
	2,232,136	2,426,996
Gain on sale of renewable assets	—	64,028
Operating income	465,879	402,045
Interest expense (note 9)	(353,656)	(278,574)
Loss from long-term investments (note 8)	(124,974)	(483,385)
Other income (note 7)	41,410	18,179
Other net losses (note 19)	(132,889)	(21,391)
Pension and other post-employment non-service costs (note 10)	(19,939)	(10,950)
Gain on derivative financial instruments (note 24(b)(iv))	4,564	4,408
Loss before income taxes	(119,605)	(369,668)
Income tax recovery (expense) (note 18)
Current	9,740	(7,843)
Deferred	76,560	69,356
	86,300	61,513
Net loss	(33,305)	(308,155)
Net effect of non-controlling interests (note 17)
Non-controlling interests	87,901	111,323
Non-controlling interests held by related party	(25,922)	(15,157)
	$61,979	$96,166
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$28,674	$(211,989)
Series A Shares and Series D Shares dividend (note 15)	8,356	8,720
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$20,318	$(220,709)
Basic and diluted net earnings (loss) per share (note 20)	$0.03	$(0.33)
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statements of Comprehensive Income (Loss)

	Years ended
(thousands of U.S. dollars)	December 31
	2023	2022
Net loss	$(33,305)	$(308,155)
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $6,616 (2022 - tax expense $2,423), (notes 24(b)(iii) and 24(b)(iv))	(5,386)	(23,502)
Change in fair value of cash flow hedges, net of tax recovery of $1,885 (2022 - tax expense of $20,644), (note 24(b)(ii))	59,487	(94,295)
Change in pension and other post-employment benefits, net of tax expense of $1,612 (2022 - tax expense of $8,330), (note 10)	4,693	27,761
OCI, net of tax	58,794	(90,036)
Comprehensive income (loss)	25,489	(398,191)
Comprehensive loss attributable to the non-controlling interests	(60,962)	(97,816)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$86,451	$(300,375)
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets

(thousands of U.S. dollars)
	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$56,142	$57,623
Trade and other receivables, net (note 4)	524,194	528,057
Fuel and natural gas in storage	48,982	95,350
Supplies and consumables inventory	178,150	129,571
Regulatory assets (note 7)	142,970	190,393
Prepaid expenses	81,926	58,653
Derivative instruments (note 24)	10,920	12,270
Other assets (note 11)	23,061	22,564
	1,066,345	1,094,481
Property, plant and equipment, net (note 5)	12,517,450	11,944,885
Intangible assets, net (note 6)	93,938	96,683
Goodwill (note 6)	1,324,062	1,320,579
Regulatory assets (note 7)	1,184,713	1,081,108
Long-term investments (note 8)
Investments carried at fair value	1,115,729	1,344,207
Other long-term investments	641,920	462,325
Derivative instruments (note 24)	72,328	71,630
Deferred income taxes (note 18)	158,483	84,416
Other assets (note 11)	198,993	127,299
	$18,373,961	$17,627,613
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)
	December 31,	December 31,
	2023	2022
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$210,412	$186,080
Accrued liabilities	554,875	555,792
Dividends payable (note 15)	74,916	125,655
Regulatory liabilities (note 7)	99,850	69,865
Long-term debt (note 9)	621,856	423,274
Other long-term liabilities (note 12)	80,458	134,212
Derivative instruments (note 24)	34,915	32,491
Other liabilities	7,898	7,091
	1,685,180	1,534,460
Long-term debt (note 9)	7,894,174	7,088,743
Regulatory liabilities (note 7)	634,446	558,317
Deferred income taxes (note 18)	578,902	565,639
Derivative instruments (note 24)	75,961	137,830
Pension and other post-employment benefits obligation (note 10)	96,653	125,579
Other long-term liabilities (note 12)	465,874	461,230
	9,746,010	8,937,338
Redeemable non-controlling interests (note 17)
Redeemable non-controlling interest, held by related party	308,350	307,856
Redeemable non-controlling interests	10,013	11,520
	318,363	319,376
Equity:
Preferred shares	184,299	184,299
Common shares (note 13(a))	6,229,994	6,183,943
Additional paid-in capital	7,254	9,413
Deficit	(1,279,696)	(997,945)
Accumulated other comprehensive loss (“AOCI”) (note 14)	(102,286)	(160,063)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,039,565	5,219,647
Non-controlling interests (note 17)
Non-controlling interests - tax equity partnership units	1,196,720	1,225,608
Other non-controlling interests	347,338	333,362
Non-controlling interest, held by related party	40,785	57,822
	1,584,843	1,616,792
Total equity	6,624,408	6,836,439
Commitments and contingencies (note 22)
Subsequent events (notes 3(c), 7(a), 8(c), 9(c), 9(d), 16(a), 17(c))
	$18,373,961	$17,627,613
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statements of Equity

(thousands of U.S. dollars) For the year ended December 31, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
Net earnings (loss)	—	—	—	28,674	—	(61,979)	(33,305)
Effect of redeemable non-controlling interests not included in equity (note 17)	—	—	—	—	—	(24,598)	(24,598)
OCI	—	—	—	—	57,777	1,017	58,794
Dividends declared and distributions to non-controlling interests	—	—	—	(279,634)	—	(54,322)	(333,956)
Dividends and issuance of shares under dividend reinvestment plan	30,482	—	—	(30,482)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	107,933	107,933
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Common shares issued under employee share purchase plan	5,229	—	—	—	—	—	5,229
Share-based compensation	—	—	13,162	—	—	—	13,162
Common shares issued pursuant to share-based awards	10,329	—	(15,321)	(309)	—	—	(5,301)
Balance, December 31, 2023	$6,229,994	$184,299	$7,254	$(1,279,696)	$(102,286)	$1,584,843	$6,624,408
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statements of Equity (continued)

(thousands of U.S. dollars) For the year ended December 31, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079
Net loss	—	—	—	(211,989)	—	(96,166)	(308,155)
Effect of redeemable non-controlling interests not included in equity (note 17)	—	—	—	—	—	(8,859)	(8,859)
OCI	—	—	—	—	(88,386)	(1,650)	(90,036)
Dividends declared and distributions to non-controlling interests	—	—	—	(396,965)	—	(61,063)	(458,028)
Dividends and issuance of shares under dividend reinvestment plan	97,801	—	—	(97,801)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	273,697	273,697
Common shares issued upon conversion of convertible debentures	6	—	—	—	—	—	6
Common shares issued upon public offering, net of tax effected cost	38,227	—	—	—	—	—	38,227
Common shares issued under employee share purchase plan	5,319	—	—	—	—	—	5,319
Share-based compensation	—	—	14,849	—	—	—	14,849
Common shares issued pursuant to share-based awards	9,798	—	(14,743)	(2,766)	—	—	(7,711)
Non-controlling interest assumed on asset acquisition	—	—	7,300	—	—	(12,249)	(4,949)
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Years ended December 31
	2023	2022
Cash provided by (used in):
Operating activities
Net loss	$(33,305)	$(308,155)
Adjustments and items not affecting cash:
Depreciation and amortization	466,996	455,520
Deferred taxes	(76,560)	(69,356)
Initial value and changes in derivative financial instruments net of amortization	(15,502)	2,462
Share-based compensation	10,397	10,920
Cost of equity funds used for construction purposes	(3,366)	(1,896)
Change in value of investments carried at fair value	229,988	499,125
Pension and post-employment expense lower than contributions	(7,838)	(15,329)
Distributions received from equity investments, net of income	11,730	23,829
Impairment of assets (notes 5 and 8(c))	23,492	235,478
Other (notes 19(c), 19(e) and 19(f))	108,338	8,116
Net change in non-cash operating items (note 23)	(86,336)	(221,618)
	628,034	619,096
Financing activities
Increase in long-term debt	3,033,503	4,622,937
Repayments of long-term debt	(2,297,346)	(3,326,519)
Net change in commercial paper	74,720	68,300
Issuance of common shares, net of costs	5,229	43,546
Cash dividends on common shares	(322,468)	(378,597)
Dividends on preferred shares	(8,356)	(8,720)
Contributions from non-controlling interests and redeemable non-controlling interests (note 3)	98,955	272,515
Production-based cash contributions from non-controlling interest	9,084	6,182
Distributions to non-controlling interests, related party (note 17)	(25,428)	(34,816)
Distributions to non-controlling interests	(51,164)	(43,919)
Payments upon settlement of derivatives	—	(28,913)
Shares surrendered to fund withholding taxes on exercised share options	(2,434)	(4,667)
Redemption of Series C preferred shares (note 12(h))	(14,515)	—
Acquisition of non-controlling interest	—	(1,580)
Increase in other long-term liabilities	22,666	19,324
Decrease in other long-term liabilities	(79,638)	(94,837)
	442,808	1,110,236
Investing activities
Additions to property, plant and equipment and intangible assets	(1,026,171)	(1,089,024)
Increase in long-term investments	(243,742)	(221,281)
Acquisitions of operating entities	—	(632,797)
Increase in other assets	(12,220)	(26,527)
Receipt of principal on development loans receivable	174,763	178,300
Decrease in long-term investments	11,749	2,920
	(1,095,621)	(1,788,409)
Effect of exchange rate differences on cash and restricted cash	(267)	(1,127)
Decrease in cash, cash equivalents and restricted cash	(25,046)	(60,204)
Cash, cash equivalents and restricted cash, beginning of year	101,185	161,389
Cash, cash equivalents and restricted cash, end of year	$76,139	$101,185

Algonquin Power & Utilities Corp. Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Years ended December 31
	2023	2022
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$368,511	$272,734
Cash paid during the year for income taxes	$7,171	$10,962
Cash received during the year for distributions from equity investments	$112,716	$112,951
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$172,165	$120,819
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$46,040	$112,918
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$23,938	$90,700
See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN’s operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group primarily owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission.
(b)Basis of consolidation
The accompanying consolidated financial statements of AQN include the accounts of AQN and variable interest entities (“VIEs”) where the Company is the primary beneficiary (note 1(m)). Intercompany transactions and balances have been eliminated. Interests in subsidiaries owned by third parties are included in non-controlling interests (note 1(s)).
(c)Business combinations, intangible assets and goodwill
The Company accounts for acquisitions of entities or assets that meet the definition of a business as business combinations. Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are measured at their fair value at the acquisition date, except for deferred income taxes, which are accounted for as described in note 1(v). Acquisition costs are expensed in the period incurred. When the set of activities does not represent a business, the transaction is accounted for as an asset acquisition and includes acquisition costs.
Intangible assets acquired are recognized separately at fair value if they arise from contractual or other legal rights or are separable. Power sales contracts are amortized on a straight-line basis over the remaining term of the contract ranging from 6 to 25 years from the date of acquisition. Interconnection agreements are amortized on a straight-line basis over their estimated life of 40 years. The majority of the Company’s customer relationships are amortized on a straight-line basis over their estimated lives of 25 to 40 years. Certain customer relationships and water rights in Chile as well as brand names are considered indefinite-lived intangibles and are not amortized, but assessed annually for indicators of impairment. Miscellaneous intangibles include renewable energy credits that are purchased by the Company’s electric utilities to satisfy renewable portfolio standard obligations. These intangibles are not amortized but are derecognized when remitted to the respective state authority to satisfy the compliance obligation.
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is generally not included in the rate base on which regulated utilities are allowed to earn a return and is not amortized.
As at September 30 of each year, the Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount. If it is more likely than not that a reporting unit’s fair value is less than its carrying amount or if a quantitative assessment is elected, the Company calculates the fair value of the reporting unit. If the carrying amount of the reporting unit as a whole exceeds the reporting unit’s fair value, an impairment charge is recorded in an amount of that excess, limited to the total amount of goodwill allocated to that reporting unit. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(d)Accounting for rate-regulated operations
The operating companies within the Regulated Services Group are subject to rate regulation generally overseen by the regulatory authorities of the jurisdictions in which they operate (the “Regulator”). The Regulator provides the final determination of the rates charged to customers. AQN’s regulated operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board (“FASB”) ASC Topic 980, Regulated Operations (“ASC 980”) except for AQN’s Chilean operating company, Suralis (Chile) Water System (“Suralis”) (formerly known as Empresa de Servicios Sanitarios de Los Lagos (ESSAL). The rates that are approved under the Chilean regulatory framework are designed to recover the costs of service of a model water utility. Because the rates are not designed to recover Suralis’s specific costs of service, the utility does not meet the criteria to follow the accounting guidance under ASC 980.
Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-making process. Included in note 7, “Regulatory matters”, are details of regulatory assets and liabilities, and their current regulatory treatment.
In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate-regulated enterprises and would be required to record an after-tax, non-cash charge or credit against earnings for any remaining regulatory assets or liabilities. The impact could be material to the Company’s reported consolidated financial condition and consolidated results of operations.
The U.S. electric, gas and water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (“FERC”), the applicable Regulator(s) and National Association of Regulatory Utility Commissioners in the United States. The New Brunswick Gas accounts are maintained in accordance with the Gas Distribution Uniform Accounting Regulation - Gas Distribution Act, 1999 (New Brunswick).
(e)Cash and cash equivalents
Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less.
(f)Restricted cash
Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. Cash reserves segregated from AQN’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. AQN cannot access restricted cash without the prior authorization of parties not related to AQN.
(g)Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, future economic conditions and outlook, and the receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(h)Fuel and natural gas in storage
Fuel and natural gas in storage is reflected at weighted average cost or first-in-first-out as required by regulators and represents fuel, natural gas and liquefied natural gas that will be utilized in the ordinary course of business of the gas utilities and some generating facilities. Existing rate orders and other contracts allow the Company to pass through the cost of gas purchased directly to the customers along with any applicable authorized delivery surcharge adjustments (note 7(a)). Accordingly, the net realizable value of fuel and gas in storage does not fall below the cost to the Company.
(i)Supplies and consumables inventory
Supplies and consumables inventory (other than capital spares and rotatable spares, which are included in property, plant and equipment) are charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or upon becoming obsolete. These items are stated at the lower of cost and net realizable value. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base, and repair and maintenance expenses are recovered through a cost of service calculation. Accordingly, the cost usually reflects the net realizable value.
(j)Property, plant and equipment
Property, plant and equipment are recorded at cost. Capitalization of development projects begins when it is probable that costs will be realized through the use of the asset or ultimate construction and operation of a facility. Project development costs for rate-regulated entities, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized either as regulatory assets or property, plant and equipment when it is determined that recovery of such costs through regulated revenue of the completed project is probable.
The costs of acquiring or constructing property, plant and equipment include the following: materials, labour, contractor and professional services, construction overhead directly attributable to the capital project (where applicable), interest for non-regulated property and allowance for funds used during construction (“AFUDC”) for regulated property. Where possible, individual components are recorded and depreciated separately in the books and records of the Company. Plant and equipment under finance leases are initially recorded at cost determined as the present value of lease payments to be made over the lease term.
AFUDC represents the cost of borrowed funds and a return on other funds. Under ASC 980, an allowance for funds used during construction projects that are included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. For operations that do not apply regulatory accounting, interest related only to debt is capitalized as a cost of construction in accordance with ASC 835, Interest. The interest capitalized that relates to debt reduces interest expense on the consolidated statements of operations. The AFUDC capitalized that relates to equity funds is recorded as interest and other income under income from long-term investments on the consolidated statements of operations.
Improvements that increase or prolong the service life or capacity of an asset are capitalized. Costs incurred for major expenditures or overhauls that occur at regular intervals over the life of an asset are capitalized and depreciated over the related interval. Maintenance and repair costs are expensed as incurred. Grants related to capital expenditures are recorded as a reduction to the cost of assets and are amortized at the rate of the related asset as a reduction to depreciation expense. Grants related to operating expenses such as maintenance and repairs costs are recorded as a reduction of the related expense. Contributions in aid of construction represent amounts contributed by customers, governments and developers to assist with the funding of some or all of the cost of utility capital assets. They also include amounts initially recorded as advances in aid of construction (note 12(c)) once the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility assets and are amortized at the rate of the related asset as a reduction to depreciation expense.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(j)Property, plant and equipment (continued)

The Company’s depreciation is based on the estimated useful lives of the depreciable assets in each category and is determined using the straight-line method with the exception of certain wind assets, as described below. The ranges of estimated useful lives and the weighted average useful lives are summarized below:

	Range of useful lives		Weighted average useful lives
	2023	2022	2023	2022
Generation	3-60	3-60	33	33
Distribution	1-100	1-100	40	39
Equipment	5-54	5-54	15	11
The Company uses the unit-of-production method for certain components of its wind-generating facilities where the useful life of the component is directly related to the amount of production. The benefits of components subject to wear and tear from the power generation process are best reflected through the unit-of-production method. The Company generally uses wind studies prepared by third parties to estimate the total expected production of each component.
In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of the Regulated Services Group are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operations in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment are charged to earnings as incurred.
(k)Commonly owned facilities
The Regulated Services Group owns undivided interests in three electric-generating facilities with ownership interest ranging from 7.52% to 60%, with a corresponding share of capacity and generation from the facility used to serve certain of its utility customers. The Company’s investment in the undivided interest is recorded as plant in service and recovered through rate base. Commonly owned facilities represent cost of $552,701 (2022 - $559,630) and accumulated depreciation of $83,283 (2022 - $75,820). The Company’s share of operating costs are recognized in operating expenses. Total expenditures incurred on these facilities for the year ended December 31, 2023 were $72,584 (2022 - $110,268).
(l)Impairment of long-lived assets
AQN reviews property, plant and equipment and finite-life intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
As at September 30 of each year, the Company assesses qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired. If it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset. If the carrying value of the intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Indefinite-life intangibles are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduces the fair value below its carrying amount.
Recoverability of assets expected to be held and used is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(m)Variable interest entities
The Company performs analyses to assess whether its operations and investments represent VIEs. To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements and jointly owned facilities. VIEs for which the Company is deemed the primary beneficiary are consolidated. In circumstances where AQN is not deemed the primary beneficiary, the VIE is not consolidated (note 8).
The Company has equity and notes receivable interests in two power-generating facilities. AQN has determined that these entities are considered VIEs mainly based on total equity at risk not being sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The key decisions that affect the generating facilities’ economic performance relate to siting, permitting, technology, construction, operations and maintenance and financing. As AQN has both the power to direct the activities of the entities that most significantly impact its economic performance and the right to receive benefits or the obligation to absorb losses of the entities that could potentially be significant to the entities, the Company is considered the primary beneficiary.
Total net book values of assets and long-term debt of these facilities amount to $57,740 (2022 - $57,241) and $12,738 (2022 - $15,024), respectively. The financial performance of these entities reflected on the consolidated statements of operations includes non-regulated energy sales of $17,317 (2022 - $19,752), operating expenses and amortization of $5,986 (2022 - $5,834) and interest expense of $1,384 (2022 - $1,723).
(n)Long-term investments and development loans
Investments in which AQN has significant influence but not control are either accounted for using the equity method or at fair value. Equity-method investments are initially measured at cost including transaction costs and interest when applicable. AQN records its share in the income or loss of its equity-method investees in income from long-term investments in the consolidated statements of operations. AQN records in the consolidated statements of operations the fluctuations in the fair value of its investees held at fair value and dividend income when it is declared by the investee.
Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable are initially recorded at cost, which is generally face value. Subsequent to acquisition, the notes receivable are recorded at amortized cost using the effective interest method. The Company holds these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity. Interest from long-term investments is recorded as earned and when collectability of both the interest and principal are reasonably assured.
If a loss in value of a long-term investment is considered other than temporary, an allowance for impairment on the investment is recorded for the amount of that loss. An allowance on notes receivable is recorded in order to present the net amount expected to be collected on the receivable. This allowance reflects the risk of loss over the remaining contractual life of the asset, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(o)Pension and other post-employment plans
The Company has established defined contribution pension plans, defined benefit pension plans, other post-employment benefit (“OPEB”) plans and supplemental retirement program (“SERP”) plans for its various employee groups. Employer contributions to the defined contribution pension plans are expensed as employees render service. The Company recognizes the funded status of its defined benefit pension plans, OPEB and SERP plans on the consolidated balance sheets. The Company’s expense and liabilities are determined by actuarial valuations, using assumptions that are evaluated annually as of December 31, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The impact of modifications to those assumptions and modifications to prior services are recorded as actuarial gains and losses in accumulated other comprehensive income (loss) (“AOCI”) and amortized to net periodic cost over future periods using the corridor method. When settlements of the Company's pension plans occur, the Company recognizes associated gains or losses immediately in earnings if the cost of all settlements during the year is greater than the sum of the service cost and interest cost components of the pension plan for the year. The amount recognized is a pro rata portion of the gains and losses in AOCI equal to the percentage reduction in the projected benefit obligation as a result of the settlement.
The costs of the Company’s pension for employees are expensed over the periods during which employees render service and the service costs are recognized as part of administrative expenses in the consolidated statements of operations. The components of net periodic benefit cost other than the service cost component are included in Pension and other post-employment non-service costs in the consolidated statements of operations.
(p)Asset retirement obligations
The Company recognizes a liability for asset retirement obligations based on the fair value of the liability when incurred, which is generally upon acquisition, during construction or through the normal operation of the asset. Concurrently, the Company also capitalizes an asset retirement cost, equal to the estimated fair value of the asset retirement obligation, by increasing the carrying value of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in depreciation and amortization expense on the consolidated statements of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations. Actual expenditures incurred are charged against the obligation.
(q)Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company leases land, buildings, vehicles, rail cars and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years.
The Renewable Energy Group enters into land easement agreements for the operation of its generation facilities. In assessing whether these contracts contain leases, the Company considers whether it has exclusive use of the land. In the majority of situations, the landowner or grantor of the easement still has full access to the land and can use the land in any capacity, as long as it does not interfere with the Company’s operations. Therefore, these land easement agreements do not contain leases. For land easement agreements that provide exclusive access to and use of the land, these agreements meet the definition of a lease and are within the scope of ASC 842.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the consolidated balance sheets. The discount rates used in the measurement of the Company’s right-of-use assets and liabilities are the discount rates at the date of lease inception. The Company’s lease balances as of December 31, 2023 and its expected lease payments for the next five years and thereafter are not significant.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(r)Share-based compensation
The Company has several share-based compensation plans: a share option plan; an employee share purchase plan (“ESPP”); a deferred share unit (“DSU”) plan; and a restricted share unit (“RSU”) and performance share unit (“PSU”) plan. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of options using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the award granted, adjusted for estimated forfeitures. The compensation cost is recorded as administrative expenses in the consolidated statements of operations and additional paid-in capital in equity. Additional paid-in capital is reduced as the awards are exercised, and the amount initially recorded in additional paid-in capital is credited to common shares.
(s)Non-controlling interests
Non-controlling interests represent the portion of equity ownership in subsidiaries that is not attributable to the equity holders of AQN. Non-controlling interests are initially recorded at fair value and subsequently adjusted for the proportionate share of earnings (loss) and other comprehensive income (loss) (“OCI”) attributable to the non-controlling interests and any dividends or distributions paid to the non-controlling interests.
If a transaction results in the acquisition of all, or part, of a non-controlling interest in a consolidated subsidiary, the acquisition of the non-controlling interest is accounted for as an equity transaction. No gain or loss is recognized in net earnings (loss) or comprehensive income (loss) as a result of changes in the non-controlling interest, unless a change results in the loss of control by the Company.
Certain of the Company’s U.S.-based wind and solar businesses are organized as limited liability corporations (“LLCs”) and partnerships, and have non-controlling membership equity investors (“tax equity partnership units”, or “Tax Equity Investors”), which are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. These LLCs and partnership agreements have liquidation rights and priorities that are different from the underlying percentage ownership interests. In those situations, simply applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, the share of earnings attributable to the non-controlling interest holders in these entities is calculated using the Hypothetical Liquidation at Book Value (“HLBV”) method of accounting (note 17).
The HLBV method uses a balance sheet approach. A calculation is prepared as at each balance sheet date to determine the amount that Tax Equity Investors would receive if an equity investment entity were to liquidate all of its assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period is the Tax Equity Investors’ share of the earnings or losses from the investment for that period.
Equity instruments subject to redemption upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity and presented as redeemable non-controlling interests on the consolidated balance sheets. The Company records temporary equity at issuance based on cash received less any transaction costs. As needed, the Company reevaluates the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company records the instruments at their redemption value. Increases or decreases in the carrying amount of a redeemable instrument are recorded within deficit. When the redemption feature lapses or other events cause the classification of an equity instrument as temporary equity to be no longer required, the existing carrying amount of the equity instrument is reclassified to permanent equity at the date of the event that caused the reclassification.
(t)Recognition of revenue
Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Refer to note 21, “Segmented information” for details of revenue disaggregation by business units.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(t)Recognition of revenue (continued)
Regulated Services Group revenue
Regulated Services Group revenue derives primarily from the distribution and generation of electricity, water distribution, wastewater collection and distribution of natural gas.
Revenue related to utility electricity and natural gas sales and distribution is recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for natural gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan.
As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.
Water reclamation and distribution revenue is recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month are estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.
On occasion, a utility is permitted to implement new rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and, if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.
Revenue for certain of the Company’s regulated utilities is subject to alternative revenue programs approved by their respective regulators. Under these programs, the Company charges approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 21, “Segmented information” and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 7). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.
Renewable Energy Group revenue
Renewable Energy Group’s revenue derives primarily from the sale of electricity, capacity and renewable energy credits.
Revenue related to the sale of electricity is recognized over time as the electricity is delivered. The electricity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer.
Revenue related to the sale of capacity is recognized over time as the capacity is provided. The nature of the promise to provide capacity is that of a stand-ready obligation. The capacity is generally expressed in monthly volumes and prices. The capacity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(t)Recognition of revenue (continued)
Renewable Energy Group revenue (continued)
Qualifying renewable energy projects receive renewable energy credits (“RECs”) and solar renewable energy credits (“SRECs”) for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW of electricity was generated from an eligible energy source. The RECs and SRECs can be traded and the owner of the RECs or SRECs can claim to have purchased renewable energy. RECs and SRECs are primarily sold under fixed contracts, and revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any RECs or SRECs generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.
The Company applies the invoicing expedient to the electricity and capacity in the Renewable Energy Group contracts. As such, revenue is recognized at the amount to which the Company has the right to invoice for services performed. Revenue is recorded net of sales taxes.
(u)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with “CLP” and in Chilean Unidad de Fomento with “CLF” immediately prior to the stated amounts.
The Company’s Canadian operations have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions are denominated in Canadian dollars. Similarly, the Company’s Chilean and Bermudian operations’ functional currency is the Chilean peso and the Bermudian dollar, respectively. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing as at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of OCI and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.
(v)Income taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. Investment tax credits for the rate-regulated operations are deferred and amortized as a reduction to income tax expense over the estimated useful lives of the properties. Investment tax credits along with other income tax credits in the non-regulated operations are treated as a reduction to income tax expense in the year the credit arises.
The organizational structure of AQN and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(w)Financial instruments and derivatives
Accounts receivable and notes receivable are measured at amortized cost. Long-term debt and preferred shares, Series C (redeemed during the year) are measured at amortized cost using the effective interest method, adjusted for the amortization or accretion of premiums or discounts.
Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the asset’s carrying value at inception. Transaction costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Costs of arranging the Company’s revolving credit facilities, Green equity units (note 11(a)) and intercompany loans are recorded in other assets. Deferred financing costs, premiums and discounts on long-term debt are amortized using the effective interest method while deferred financing costs relating to the revolving credit facilities and intercompany loans are amortized on a straight-line basis over the term of the respective instrument.
The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. AQN recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. The fair value recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant. The Company applies hedge accounting to some of its financial instruments used to manage its foreign currency risk, interest rate risk and price risk exposures associated with sales of generated electricity.
For derivatives designated in a cash flow hedge relationship, the change in fair value is recognized in OCI.
The amount recognized in AOCI is reclassified to earnings (loss) in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of operations as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The amount remaining in AOCI is transferred to the consolidated statements of operations in the same period that the hedged item affects earnings. If the forecasted transaction is no longer expected to occur, then the balance in AOCI is recognized immediately in earnings (loss).
Foreign currency gain or loss on derivative or financial instruments designated as a hedge of the foreign currency exposure of a net investment in foreign operations that are effective as a hedge is reported in the same manner as the translation adjustment (in OCI) related to the net investment.
The Company’s electric distribution and thermal generation facilities enter into power and natural gas purchase contracts for load serving and generation requirements. These contracts meet the exemption for normal purchase and normal sales and, as such, are not required to be recorded at fair value as derivatives and are accounted for on an accrual basis. Counterparties are evaluated on an ongoing basis for non-performance risk to ensure it does not impact the conclusion with respect to this exemption.
(x)Fair value measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(y)Commitments and contingencies
Liabilities for loss contingencies arising from environmental remediation, claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
(z)Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment, intangible assets and goodwill; the recoverability of notes receivable and long-term investments; the recoverability of deferred tax assets; assessments of unbilled revenue; pension and OPEB obligations; timing effect of regulated assets and liabilities; contingencies related to environmental matters; the fair value of assets and liabilities acquired in a business combination; and the fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The FASB issued Accounting Standards Update (“ASU”) 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. See note 24(c) for details.
(b)Recently issued accounting guidance not yet adopted
The FASB issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method — A Consensus of the Emerging Issues Task Force, which permits a reporting entity, if certain conditions are met, to elect to account for its tax equity investments by using the proportional amortization method regardless of the program from which it receives income tax credits. The amendments in this update are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the applicability and potential impact of the new guidance.
The FASB issued ASU 2023-05, Joint Venture Formations: Recognition and Initial Measurement, which requires a joint venture to recognize and initially measure its assets and liabilities at fair value as at the joint venture formation date. The amendments in this update are effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Additionally, a joint venture formed before January 1, 2025 may elect to apply the amendments retrospectively if it has sufficient information. Early adoption is permitted. The Company is currently assessing the applicability and potential impact of the new guidance.
The FASB issued ASU 2023-07, Segment Reporting: Improvement to Reportable Segments Disclosures, which requires enhanced disclosures about significant segment expenses. The amendments in this update are effective for annual periods beginning on December 15, 2023 and interim periods within annual periods beginning on December 15, 2024. Early adoption is permitted. The Company is currently assessing the relevant disclosure.
The FASB issued ASU 2023-09, Income Taxes: Improvement to Income Tax Disclosures, which requires a reporting entity to disclose additional income tax information primarily related to the rate reconciliation and income taxes paid information. The amendments in this update are effective prospectively for annual periods beginning on December 15, 2024. Early adoption is permitted. The Company is currently assessing the relevant disclosure.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions, development projects and disposition transactions
(a)Kentucky Power Company and AEP Kentucky Transmission Company, Inc.
On October 26, 2021, Liberty Utilities Co., an indirect subsidiary of AQN, entered into an agreement (the “Kentucky Acquisition Agreement”) with American Electric Power Company, Inc. (“AEP”) and AEP Transmission Company, LLC to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Transaction”). On April 17, 2023, Liberty Utilities Co. mutually agreed with AEP and AEP Transmission Company, LLC to terminate the Kentucky Acquisition Agreement. The Company recognized $46,527 in other net losses for the year ended December 31, 2023 related to a write-off of costs incurred in preparation for the Kentucky Power Transaction and the termination of the Kentucky Acquisition Agreement. See note 19 for details.
(b)Acquisition of the Deerfield II Wind Facility
On June 15, 2023, the Company, acquired the remaining 50% ownership in the Deerfield II Wind Facility for consideration of $23,142. The transaction has been accounted for as an asset acquisition. Subsequent to acquisition, the tax equity investors provided additional funding of $98,955, and a third-party construction loan of $158,550 was repaid.
The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition dates.

Deerfield II
Working capital	$(10,709)
Property, plant and equipment	194,419
Long-term debt	(157,935)
Asset retirement obligation	(1,030)
Deferred tax liability	(1,603)
Total net assets acquired	23,142
Cash and cash equivalents	1,662
Net assets acquired, net of cash and cash equivalents	$21,480
(c)Acquisition of the Sandy Ridge II Wind Facility
Subsequent to year end, on February 15, 2024, the Company acquired the remaining 50% ownership in the Sandy Ridge II Wind Facility for consideration of $8,456. Subsequent to acquisition, the tax equity investors provided additional funding of $60,545, and a third-party construction loan of $162,805 was repaid. Due to the timing of the acquisition, the Company has not completed the fair value measurements. The Company will continue to review information and perform further analysis prior to finalizing the allocation of the consideration paid to the fair value of the assets acquired and liabilities assumed.
(d)Partial disposition of renewable assets
On December 29, 2022, the Company closed the sale of ownership interests in a portfolio of operating wind facilities in the United States and Canada. The transaction consisted of the sale of (1) a 49% ownership interest in three operating wind facilities in the United States totalling 551 MW of installed capacity: the Odell Wind Facility in Minnesota, the Deerfield I Wind Facility in Michigan and the Sugar Creek Wind Facility in Illinois; and (2) an 80% ownership interest in the operating 175 MW Blue Hill Wind Facility in Saskatchewan. The Company retains control over the U.S. facilities. The Company oversees day-to-day operations and provides management services to each of the facilities.
The cash proceeds of $277,500 for the U.S. facilities, which continue to be consolidated, were recorded as non-controlling interest (subject to certain post-closing adjustments). The investment in the Blue Hill Wind Facility continues to be recorded as an equity-method investee. Cash proceeds of C$108,610 were received for the Blue Hill Wind Facility (subject to certain post-closing adjustments). A gain on disposition of $62,828 was recognized and included in gain on sale of renewable assets on the consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions, development projects and disposition transactions (continued)
(e)Acquisition of New York American Water Company, Inc.
Effective January 1, 2022, the Company completed the acquisition of New York American Water Company, Inc (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)). Liberty NY Water is a regulated water and wastewater utility, serving customers in eight counties in southeastern New York.
A purchase price of $609,000 was paid for this acquisition. The acquisition related costs were expensed through the consolidated statement of operations (note 19). The following table summarizes the final allocation of the purchase price to the assets acquired and liabilities assumed when control was obtained.

Working capital	$4,820
Property, plant and equipment (i)	499,252
Goodwill (ii)	116,254
Regulatory assets (iii)	65,621
Other assets	4,507
Pension and other post-employment benefits	(13,402)
Regulatory liabilities (iii)	(59,727)
Other liabilities	(8,028)
Total net assets acquired	$609,297
Cash and cash equivalents acquired	49
Total net assets acquired, net of cash and cash equivalents	$609,248
The determination of the fair value of assets acquired and liabilities assumed is based upon management’s estimates and certain assumptions.
i.Property, plant and equipment consist of regulated water distribution infrastructure and wastewater collection and treatment facilities. They are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of Liberty NY Water’s assets is 64.74 years.
ii.Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost of savings in the delivery of certain shared administrative and other services. Goodwill is reported under the Regulated Services Group.
iii.The Company is subject to regulation by the New York State Public Service Commission (“NYPSC”), which has jurisdiction with respect to rates, service, accounting procedures, acquisitions and other matters. Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process (note 7). As part of the approval of the acquisition of Liberty NY Water, a settlement agreement was approved which requires a full year of ownership prior to the filing of a new rate case. As a result, new rates would not come into effect until 2024.
Liberty NY Water was consolidated upon acquisition. In 2022, Liberty NY Water generated approximately $125,370 in revenue and $21,776 operating income.
4.Accounts receivable
Accounts receivable as of December 31, 2023 include unbilled revenue of $107,001 (2022 - $149,015) from the Company’s regulated utilities. Accounts receivable as of December 31, 2023 are presented net of allowance for doubtful accounts of $30,244 (2022 - $24,857).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Property, plant and equipment
Property, plant and equipment consist of the following:

2023
	Cost	Accumulated depreciation	Net book value
Renewable generation facilities	$4,200,559	$1,139,137	$3,061,422
Utility plant	9,332,092	1,191,013	8,141,079
Land	133,483	—	133,483
Equipment	122,929	53,181	69,748
Construction-in-progress
Generation	378,043	—	378,043
Distribution and transmission	733,675	—	733,675
	$14,900,781	$2,383,331	$12,517,450

2022
	Cost	Accumulated depreciation	Net book value
Renewable generation facilities	$4,119,514	$1,016,784	$3,102,730
Utility plant	8,640,224	990,975	7,649,249
Land	113,153	—	113,153
Equipment	111,707	50,904	60,803
Construction-in-progress
Generation	196,287	—	196,287
Distribution and transmission	822,663	—	822,663
	$14,003,548	$2,058,663	$11,944,885
During the fourth quarter of 2022, the Company concluded that some assets in the Renewable Energy Group may not be recoverable due to declining forecasted energy prices in the Electric Reliability Council of Texas (“ERCOT”) market, mainly affecting the results of the Senate Wind Facility (which began commercial operations in 2012). Accordingly, the Company performed fair value analysis based on the income approach and recorded an impairment charge of $159,568 to reduce the carrying value of the Senate Wind Facility and other smaller assets from $259,942 to $100,374.
Renewable generation facilities include cost of $117,556 (2022 - $111,192) and accumulated depreciation of $52,506 (2022 - $46,666) related to facilities under financing lease or owned by consolidated VIEs. Depreciation expense of facilities under finance leases was $537 (2022 - $1,489). Utility plant includes cost of $3,270 (2022 - $3,076) and accumulated depreciation of $2,455 (2022 - $2,041) related to assets under finance lease.
Utility plant includes cost of $1,922,844 (2022 - $2,033,391) and accumulated depreciation of $141,466 (2022 - $133,644) related to regulated generation assets.
For the year ended December 31, 2023, contributions received in aid of construction of $238 (2022 - $1,299) have been credited to the cost of the assets.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Property, plant and equipment (continued)
Interest and AFUDC capitalized to the cost of the assets in 2023 and 2022 are as follows:

	2023	2022
Interest capitalized on non-regulated property	$6,374	$4,762
AFUDC capitalized on regulated property:
Allowance for borrowed funds	8,305	6,040
Allowance for equity funds	3,372	1,901
	$18,051	$12,703
6.Intangible assets and goodwill
Intangible assets consist of the following:

2023	Cost	Accumulated amortization	Net book value
Power sales contracts	$58,200	$43,938	$14,262
Customer relationships	77,104	14,625	62,479
Interconnection agreements	10,329	1,977	8,352
Other (a)	10,352	1,507	8,845
	$155,985	$62,047	$93,938

2022	Cost	Accumulated amortization	Net book value
Power sales contracts	$56,926	$42,818	$14,108
Customer relationships	77,850	13,709	64,141
Interconnection agreements	10,098	1,851	8,247
Other (a)	10,338	151	10,187
	$155,212	$58,529	$96,683
(a) Other includes brand names, water rights and miscellaneous intangibles
Estimated amortization expense for intangible assets for each of the next five years is $2,674.
All goodwill pertains to the Regulated Services Group.

	2023	2022
Opening balance	$1,320,579	$1,201,244
Business acquisitions	4,195	123,751
Foreign exchange	(712)	(4,416)
Closing balance	$1,324,062	$1,320,579

7. Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective Regulators of the jurisdictions in which they operate. The respective Regulators have jurisdiction with respect to rate, service, issuance of securities, acquisitions and other matters. Except for Suralis, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Apple Valley Water System	California	General rate review
On February 3, 2023, the California Public Utilities Commission (“CPUC”) issued a final order authorizing an annual revenue increase of $1,494. New rates became effective on April 7, 2023 retroactive to July 1, 2022. The retroactive impact of this final order was recorded in the first quarter of 2023.

Park Water System	California	General rate review
On February 3, 2023, the CPUC issued a final order authorizing an annual revenue increase of $1,105. New rates became effective on April 7, 2023 retroactive to July 1, 2022. The retroactive impact of this final order was recorded in the first quarter of 2023.

CalPeco Electric System	California	General rate review
On April 27, 2023, the California Public Utilities Commission (“CPUC”) issued a final order approving a revenue increase of $26,979. New rates became effective on July 1, 2023 retroactive to January 2022. The retroactive impact of this final order was recorded in the second quarter of 2023.

St. Lawrence Gas	New York	General rate review
On June 22, 2023, the New York State Department of Public Services issued an Order authorizing a revenue increase of $5,249 to be implemented over the course of 2023-2025. New rates became effective July 1, 2023.

Pine Bluff Water	Arkansas	General rate review
On August 4, 2023, the Arkansas Public Service Commission issued an Order approving a unanimous settlement agreement filed by the parties authorizing an annual revenue increase of $3,400. New rates became effective August 15, 2023.

Gas New Brunswick	New Brunswick	General rate review	On September 21, 2023 the Energy & Utilities Board issued a decision authorizing a revenue decrease of $700.
Empire Electric	Arkansas	General rate review	On December 7, 2023, the Arkansas Public Service Commission issued an Order approving the settlement agreement authorizing a revenue increase of $5,300. New rates became effective January 1, 2024.
Empire Electric	Missouri	Securitization
On August 1, 2023, the Missouri Western District Court of Appeals affirmed the amount eligible for securitization in line with the Missouri Public Service Commission’s (“MPSC”) order of $290,383. Subsequent to year-end, on January 30, 2024. the Company completed the securitization to recover the costs associated with the extreme winter storm conditions experienced in Texas and parts of central U.S in February 2021 (“Midwest Extreme Weather Event”) and the remaining book value of the Asbury generating plant. The MPSC’s order excludes a portion of carrying costs and taxes associated with the retirement of the Asbury plant. Thus. the Company has incurred a one-time net loss of $63,495 ($48,452 net of tax) in the third quarter of 2023.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	December 31, 2023	December 31, 2022
Regulatory assets
Fuel and commodity cost adjustments (a)	$326,418	$388,294
Retired generating plant (b)	183,732	174,609
Rate adjustment mechanism (c)	192,880	136,198
Income taxes (d)	101,939	97,414
Deferred capitalized costs (e)	124,517	90,121
Pension and post-employment benefits (f)	68,822	80,736
Environmental remediation (g)	66,779	70,529
Wildfire mitigation and vegetation management (h)	64,146	66,156
Clean energy and other customer programs (i)	37,214	28,145
Asset retirement obligation (j)	26,620	27,172
Debt premium (k)	18,995	24,888
Cost of removal (l)	11,084	11,084
Rate review costs (m)	8,815	9,481
Long-term maintenance contract (n)	4,932	6,504
Other regulatory assets (o)	90,790	60,170
Total regulatory assets	$1,327,683	$1,271,501
Less: current regulatory assets	(142,970)	(190,393)
Non-current regulatory assets	$1,184,713	$1,081,108

Regulatory liabilities
Income taxes (d)	$290,121	$312,671
Cost of removal (l)	185,786	191,173
Pension and post-employment benefits (f)	104,636	68,085
Fuel and commodity cost adjustments (a)	42,850	24,991
Clean energy and other customer programs (i)	12,730	11,572
Rate adjustment mechanism (c)	2,078	343
Other regulatory liabilities (p)	96,095	19,347
Total regulatory liabilities	$734,296	$628,182
Less: current regulatory liabilities	(99,850)	(69,865)
Non-current regulatory liabilities	$634,446	$558,317

As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on fuel and commodity cost adjustments (a), rate adjustment mechanism (c), clean energy and other customer programs (i), and rate review costs of some jurisdictions (m). During 2023, the Company recognized $41,410 (2022 - $18,179) of carrying charges on regulatory balances on the consolidated statements of operations under other income and was computed using only the debt component of the allowed returned.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(a)Fuel and commodity cost adjustments
The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers. To the extent actual costs of power or fuel purchased differ from power or fuel costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and fuel in future periods ranging mostly from 6 to 24 months, subject to regulatory review. Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators. The gains and losses associated with these derivatives (note 24(b)(i)) are recoverable through the commodity costs adjustment.
In February 2021, the Company’s operations were impacted by the Midwest Extreme Weather Event. As a result of the Midwest Extreme Weather Event, the Company incurred incremental commodity costs during the period of record high pricing and elevated consumption. The Company has commodity cost mechanisms that allow for the recovery of prudently incurred expenses.
In early 2022, pursuant to the securitization statute, Empire Electric sought authorization for the issuance of $221,646 in securitized utility tariff bonds associated with the Midwest Extreme Weather Event and $140,774, in securitized utility tariff bonds for its Asbury costs, which included $21,283 in asset retirement obligations, which are estimates of costs that Empire Electric will recover from the Asbury retirement but which have not yet been incurred. On August 1, 2023, the Missouri Western District Court of Appeals affirmed the amount eligible for securitization in line with the MPSC’s order of $290,383. The MPSC’s order excludes a portion of carrying costs and taxes associated with the retirement of the Asbury plant. Thus, the Company has incurred a one-time net loss of $63,495 ($48,452 net of tax) in the third quarter of 2023.
Subsequent to year-end, on January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180.5 million of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125 million aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant.
(b)Retired generating plant
On March 1, 2020, the Company’s 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant in-service to a regulatory asset. The net book value that may be retained as an asset on the consolidated balance sheets for the retired plant is dependent upon amounts that may be recovered through regulated rates, including any return. An impairment charge, if any, would equal the difference between the remaining net book value of the asset and the present value of the future revenues expected from the asset. The Company is also assessing the decommissioning requirements associated with the retirement of the facility.
Per commission orders in its jurisdictions, the Company is required to track the impact of Asbury's retirement on operating and capital expenses in Missouri for consideration in the next rate case. The Company recorded a regulatory liability for the estimated amount of revenues collected from customers for Asbury from March 1, 2020 to May 1, 2022 that AQN determined was probable of refund. This regulatory liability did not include revenues collected related to the return on investment in Asbury as AQN determined that they were not probable of refund to customers based on the relevant facts and circumstances. The Asbury regulatory liability will be offset for recovery purposes against its unrecovered investment in Asbury and as a result, the regulatory liability is netted against its retired generation facilities regulatory asset.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(b)Retired generating plant (continued)
On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, the cases regarding the quantum financeable through securitization for Asbury and the Midwest Extreme Weather Event. As noted above under (a) Fuel and commodity cost adjustments, subsequent to year-end, on January 30, 2024, the Company completed the securitization of the costs associated with the retirement of the Asbury plant in accordance with the MPSC’s order.
(c)Rate adjustment mechanism
Revenue for CalPeco Electric System, New England Gas System, Midstates Gas system, EnergyNorth Gas System, Granite State Electric System, Peach State Gas System and BELCO is subject to a revenue decoupling mechanism approved by their respective regulator, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers over periods ranging from one to five years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 80% of the shortfall is refundable to customers and is recorded as a regulatory liability. Retroactive rate adjustments for services rendered but to be collected over a period not exceeding 24 months are accrued upon approval of the final order. The difference between New Brunswick Gas’ regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight-line basis over 26 years. The Liberty NY Water System has similar trackers, which are recovered over periods ranging from one to two years.
(d)Income taxes
The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities over the life of the plants and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.
(e)Deferred capitalized costs
Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually.
In 2020, the Empire Electric System made an election under Missouri law to apply the plant-in-service accounting (“PISA”) regulatory mechanism, which permits the Empire Electric System to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable weighted average cost of capital (“WACC”) on certain property, plant and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(f)Pension and post-employment benefits
To the extent pension and OPEB costs incurred differ from the costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability as approved by the applicable Regulators and is recovered through rates over a period of three to eight years. In addition, the annual movements in AOCI for pension and OPEB for Empire Electric System, Empire Gas Systems, St. Lawrence Gas System and Liberty NY Water System (note 10(a)) are reclassified to regulatory accounts in accordance with ASC 980. The balance is recovered through rates consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post-employment Benefits and ASC 715, Compensation Retirement Benefits. As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that had not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. These balances are recovered through rates over the future service years of the employees (an average of 10 years) or consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post-employment Benefits and ASC 715, Compensation Retirement Benefits before the transfer to regulatory asset occurred.
(g)Environmental remediation
Actual expenditures incurred for the clean-up of certain former natural gas manufacturing facilities (note 12(d)) are recovered through rates over a period of seven years and are subject to an annual cap.
(h)Wildfire mitigation and vegetation management
The regulatory asset includes incremental wildfire liability insurance premium costs approved for tracking in the Company’s California operations as well as the difference between actual and adopted spending related to dead trees program, to prevent future forest fires and general vegetation management. The assets are recovered over two years.
(i)Clean energy and other customer programs
The regulatory asset for clean energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs. The assets are generally included in rate base and recovered over periods of six to ten years.
(j)Asset retirement obligation
Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates once expenditures are made.
(k)Debt premium
Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.
(l)Cost of removal
Rates charged to customers cover for costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability (or asset) tracks the amounts that have been collected from customers net of costs incurred to date.
(m)Rate review costs
The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the Regulator ranging from one to five years
(n)Long-term maintenance contract
To the extent actual costs of long-term maintenance incurred for one of Empire Electric System's power plants differ from the costs recoverable through current rates, that difference is generally included in rate base and recovered over five years.
(o)Other regulatory assets
The Company’s regulated utilities incur other miscellaneous costs such as storm costs, property taxes, financing costs and equipment costs, which are probable of recovery under existing mechanisms.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(p)Other regulatory liabilities
During the year, the Company recognized a regulatory liability of $63,495 relating to the portion of additional securitization costs of Empire Electric that were not allowed as per the Securitization Statute.
8.Long-term investments
Long-term investments consist of the following:

	December 31, 2023	December 31, 2022
Long-term investments carried at fair value
Atlantica (a)	$1,052,703	$1,268,140
Atlantica Yield Energy Solutions Canada Inc. (b)	61,064	74,083
Other	1,962	1,984
	$1,115,729	$1,344,207

Other long-term investments
Equity-method investees (c)	$456,393	$381,802
Development loans receivable from equity-method investees (d)	158,110	52,923
San Antonio Water System and other (e)	27,417	27,600
	$641,920	$462,325
Fair value change, income (loss) and impairment expense related to long-term investments from the years ended December 31 is as follows:

	Year ended December 31,
	2023	2022
Fair value loss on investments carried at fair value
Atlantica	$(215,437)	$(482,774)
Atlantica Yield Energy Solutions Canada Inc.	(14,684)	(16,018)
Other	133	(333)
	$(229,988)	$(499,125)
Dividend and interest income from investments carried at fair value
Atlantica	$87,154	$86,664
Atlantica Yield Energy Solutions Canada Inc.	16,604	20,443
Other	49	36
	$103,807	$107,143
Other long-term investments
Equity method loss (c)	$(5,936)	$(21,416)
Impairment of equity-method investee (c)	—	(75,910)
Interest and other income	7,143	5,923
	$1,207	$(91,403)
Fair value change, income (loss) and impairment expense related to long-term investments	$(124,974)	$(483,385)

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(a)Investment in Atlantica
Liberty (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by AQN, has a share ownership in Atlantica Sustainable Infrastructure PLC (“Atlantica”) of approximately 42% (2022 - 42%). AQN has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. The total cost for the Atlantica shares as of December 31, 2023 is $1,167,444 (2022 - $1,167,444).
The Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statements of operations.
(b)Investment in Atlantica Yield Energy Solutions Canada Inc.
AQN and Atlantica own Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada invested in Windlectric Inc. (“Windlectric”). The investment by AYES Canada in Windlectric is presented as a non-controlling interest held by a related party.
AYES Canada is considered to be a VIE based on the disproportionate voting and economic interests of the shareholders. Atlantica is considered to be the primary beneficiary of AYES Canada. Accordingly, AQN's investment in AYES Canada is considered an equity-method investment. Under the AYES Canada shareholders agreement, AQN has the option to exchange approximately 3,500,000 shares of AYES Canada into ordinary shares of Atlantica on a one-for-one basis, subject to certain conditions. Consistent with the treatment of the Atlantica shares, the Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in AYES Canada, with changes in fair value reflected in the consolidated statements of operations.
As of December 31, 2023, the Company's maximum exposure to loss is $61,064 (2022 - $74,083), which represents the fair value of the investment.
(c)Equity-method investees
The Renewable Energy Group has non-controlling interests in operating renewable energy facilities and projects under construction with a total carrying value of $343,712 (2022 - $310,103). The Regulated Services Group has non-controlling interest of $112,180 (2022 - $56,199) in a power transmission line project under construction and other non-regulated operating entities owned by its utilities. The Liberty Development JV Inc. platform for non-regulated renewable energy, water and other sectors has a carrying value of $501 and (2022 - $15,500) is reported under Corporate.
Operating entities: The Company has interests in the operating entities listed below. The Company is not considered the primary beneficiary as the two partners have joint control and all key decisions must be unanimous. As such, the Company accounts for its interests using the equity method.

	Economic interest	Capacity
Texas Coastal Wind Facilities	51%	861 MW
Blue Hill Wind Facility	20%	175 MW
Red Lily Wind Facility	75%	26.4 MW
Val-Eo Wind Facility	50%	24 MW
During 2021, the Company acquired a 51% interest in four wind facilities located in Texas (“Texas Coastal Wind Facilities”) for $344,883. All facilities achieved commercial operations in 2021. During the fourth quarter of 2022, the Company concluded that primarily as a result of continued challenges with congestion at the facilities, the carrying value of the interest in the Texas Coastal Wind Facilities was other-than-temporarily impaired. Accordingly, the Company performed a fair value analysis based on the income approach and recorded an impairment charge of $75,910 to reduce the carrying value of its equity investment in the Texas Coastal Wind Facilities from $282,726 to $206,816. Changes in assumptions of revenue forecasts, driven by expected production, basis difference and resulting spot prices, projected operating and capital expenditures would affect the estimated fair value.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(c)Equity-method investees (continued)
As at December 31, 2023, the Company has issued $113,630 (2022 - $113,630) in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of the Texas Coastal Wind Facilities.
Development: Pursuant to an agreement between AQN and funds managed by the Infrastructure and Power strategy of Ares Management, LLC (“Ares”), in November 2021 Ares became AQN’s new partner in its non-regulated development platform for renewable energy, water and other sectors as both parties contributed cash or assets of $19,688 to Liberty Development JV Inc. The Company is not considered the primary beneficiary as the two partners have joint control and all key decisions must be unanimous. As such, the Company accounts for its interests using the equity method.
On July 5, 2023, the Company provided a $35,000 non-interest-bearing loan to Liberty Development JV Inc. The joint venture used these funds to return equity to its shareholders through which the Company received $17,500. Further, the Company recognized an impairment loss on its note receivable of $18,911 as it no longer expects to pursue development under this joint venture arrangement and the development fees are no longer expected to be realized. The impairment is recorded within asset impairment charge in the consolidated statements of operations. Subsequent to year-end, on January 4, 2024, the Company purchased Ares’ 50% interest in Liberty Development JV Inc. and Liberty Development Energy Solutions B.V.
Construction: The Renewable Energy Group has 50% equity interests in several wind and solar power electric construction projects. AQN and Ares have formed Liberty Construction (US) JV LLC (“Liberty Construction JV”) to jointly construct projects under the Renewable Energy Group. During the year, the Company contributed several projects to joint entities. The Company holds an option to acquire the remaining interest in most construction projects at a pre-agreed price. The Company is not considered the primary beneficiary as the partners have joint control and all key decisions must be unanimous. As such, the Company accounts for its interests using the equity method.
Changes in the carrying value of equity method investees were as follows:

	2023	2022
Carrying value, January 1	$381,802	$433,850
Additional investments	91,205	110,441
Net loss attributable to AQN	(5,936)	(21,416)
OCI attributable to AQN (a)	7,693	(67,110)
Dividend received	(4,600)	(1,183)
Impairment	—	(75,910)
Other	(13,771)	3,130
Carrying value, December 31	$456,393	$381,802
(a) OCI represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(c)Equity-method investees (continued)
Summarized combined information for AQN's equity method investees as of December 31 is as follows:

	2023	2022
Total assets	$3,235,474	$2,740,132
Total liabilities	1,962,115	1,507,079
Net assets	1,273,359	1,233,053
AQN's ownership interest in the entities	388,993	332,663
Difference between investment carrying amount and underlying equity in net assets(a)	67,400	49,139
Total carrying value	$456,393	$381,802
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments, development fees and transaction costs.
Summarized combined information for AQN's equity method investees for the year ended December 31 (presented at 100%) is as follows:

	2023	2022
Revenue	$111,446	$65,025
Net loss	$(3,633)	$(31,070)
OCI (a)	$12,026	$(130,729)
Net loss attributable to AQN	$(5,936)	$(21,416)
OCI attributable to AQN (a)	$7,693	$(67,110)
(a) OCI represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge

Except for Liberty Global Energy Solutions B.V. (formerly Abengoa-Algonquin Global Energy Solutions B.V.) (“Liberty Global Energy Solutions”), Liberty Development JV Inc. and all construction projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of December 31, 2023, the Company has issued letters of credit and guarantees of performance obligations: under a security of performance for a development opportunity; wind turbine or solar panel supply agreements; engineering, procurement, and construction agreements; interconnection agreements; energy purchase agreements; renewable energy credit agreements; and construction loan agreements. The fair value of the support provided recorded as of December 31, 2023 amounts to $12,666 (2022 - $8,824).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(c)Equity-method investees (continued)
Summarized combined information for AQN's VIEs as of December 31 is as follows:

	2023	2022
AQN's maximum exposure in regards to VIEs
Carrying amount	$179,728	$122,752
Development loans receivable (d)	158,110	52,923
Indirect guarantees of debt on behalf of VIEs	740,866	436,790
Other indirect guarantees and commitments on behalf of VIEs	303,641	221,433
	$1,382,345	$833,898
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. The majority of the amounts committed on behalf of VIEs in the above relate to wind turbine or solar panel supply agreements as well as engineering, procurement, and construction agreements.
(d)Development loans receivable from equity investees
The Renewable Energy Group has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support (in the form of letters of credit, escrowed cash, guarantees or indemnities) in amounts necessary for the continued development and construction of the equity investees' projects. The loans generally mature on the twelfth anniversary of the development agreement or commercial operation date.
(e)San Antonio Water System and other
The Company does not have significant influence over San Antonio Water System investments. It is accounted for using the cost method and as at December 31, 2023, it is recorded at the cost of $25,634 (2022 - $25,634).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		December 31, 2023	December 31, 2022
Senior unsecured revolving credit facilities (a)	—	2024-2028	N/A		$1,624,186	$351,786
Senior unsecured bank credit facilities and delayed draw term facility (b)	—	2024-2031	N/A		786,962	773,643
Commercial paper	—	2024	N/A		481,720	407,000
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units)	1.18%	2026		$1,150,000	1,144,897	1,142,814
Senior unsecured notes (c)	3.36%	2024-2047		$1,415,000	1,406,278	1,496,101
Senior unsecured utility notes	6.30%	2025-2035		$137,000	147,589	154,271
Senior secured utility bonds (d)	4.71%	2026-2044		$556,199	551,166	554,822
Canadian dollar borrowings
Senior unsecured notes (e)	3.68%	2027-2050	C$	1,200,000	904,604	882,899
Senior secured project notes	10.21%	2027	C$	16,848	12,738	15,024
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.90%	2028-2040	CLF	1,521	70,967	77,206
					$7,131,107	$5,855,566
Subordinated borrowings
Subordinated unsecured notes (f)	5.25%	2082	C$	400,000	298,382	291,238
Subordinated unsecured notes (f)	5.21%	2079-2082		$1,100,000	1,086,541	1,365,213
					$8,516,030	$7,512,017
Less: current portion					(621,856)	(423,274)
					$7,894,174	$7,088,743
Short-term obligations of $766,886 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt (continued)
The following table sets out the bank credit facilities available to AQN and its operating groups as of December 31, 2023:

	December 31, 2023	December 31, 2022
Revolving and term credit facilities	$4,562,000	$4,513,300
Funds drawn on facilities/commercial paper issued	(2,892,900)	(1,532,500)
Letters of credit issued	(469,100)	(465,200)
Liquidity available under the facilities	1,200,000	2,515,600
Undrawn portion of uncommitted letter of credit facilities	(254,100)	(226,900)
Cash on hand	56,142	57,623
Total liquidity and capital reserves	$1,002,042	$2,346,323
Recent financing activities:
(a)Senior unsecured revolving credit facilities
Corporate
On March 31, 2023, the Company's senior unsecured revolving credit facility was amended and restated to increase the borrowing capacity from $500,000 to $1,000,000 with a new maturity date of March 31, 2028.
On March 31, 2023, the Company entered into a new $75,000 uncommitted bi-lateral credit facility.
On June 1, 2023, the Company terminated its former $50,000 uncommitted bi-lateral credit facility.
Regulated Services Group
On October 27, 2023, the Company extended the maturity date of the senior unsecured revolving credit facility of $500,000 from February 28, 2024 to October 25, 2024.
(b)Senior unsecured bank credit facilities and delayed draw term facilities
On April 25, 2023, the Regulated Services Group elected to terminate the undrawn amount of $489,600 of its $1,100,000 senior unsecured syndicated delayed draw term facility (the “Regulated Services Delayed Draw Term Facility”), which was intended to be used to partially fund the Kentucky Power Transaction. On October 27, 2023, the Company extended the maturity of the Regulated Services Delayed Draw Term Facility of $610,400 from November 29, 2023 to October 25, 2024.
(c)Senior unsecured notes
On March 13, 2023, the Company repaid a $15,000 senior unsecured note on its maturity.
On July 31, 2023, the Company repaid a $75,000 senior unsecured note on its maturity.
Subsequent to year-end, on January 12, 2024, Liberty Utilities Co., completed an offering of $500,000 aggregate principal amount of 5.577% senior notes due January 31, 2029 (the “2029 Notes”); and $350,000 aggregate principal amount of 5.869% senior notes due January 31, 2034 (the “2034 Notes” and together with the 2029 Notes, the “Senior Notes”). The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities Co. and rank equally with all of Liberty Utilities Co.’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities Co.’s subordinated indebtedness. The 2029 Notes were priced at an issue price of 99.996% of their face value and the 2034 Notes were priced at an issue price of 99.995% of their face value. Liberty Utilities Co. used the net proceeds from the sale of the Senior Notes to repay indebtedness.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt (continued)
(d)Senior unsecured utility bonds
Subsequent to the year-end, on January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180,500 of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125,000 aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant described in note 7.
(e)Senior unsecured utility notes
On November 1, 2023, the Company repaid a $5,000 senior unsecured utility note on its maturity.
(f)Subordinated unsecured notes
On November 6, 2023, the Company redeemed all $287,500 of its 6.875% fixed-to-floating subordinated notes - series 2018 - at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.
As of December 31, 2023, the Company has accrued $74,493 in interest expense (2022 - $70,274). Interest expense for the year ended December 31 consists of the following:

	2023	2022
Long-term debt	$251,539	$258,084
Commercial paper, credit facility draws and related fees	134,678	46,466
Accretion of fair value adjustments	(23,834)	(16,547)
Capitalized interest and AFUDC capitalized on regulated property	(14,679)	(10,802)
Other	5,952	1,373
	$353,656	$278,574

Principal payments due in the next five years and thereafter are as follows:

2024	2025	2026	2027	2028	Thereafter	Total
$621,856	$140,241	$1,193,531	$1,280,846	$819,122	$4,481,961	$8,537,557

10.Pension and other post-employment benefits
The Company provides defined contribution pension plans to substantially all of its employees. The Company’s contributions for 2023 were $14,521 (2022 - $12,126).
The Company provides a defined benefit cash balance pension plan under which employees are credited with a percentage of base pay plus a prescribed interest rate credit. In conjunction with the utility acquisitions, the Company also assumes defined benefit pension, SERP and OPEB plans for qualifying employees in the related acquired businesses. The legacy plans are non-contributory defined pension plans covering substantially all employees of the acquired businesses. Benefits are based on each employee’s years of service and compensation. The Company permanently freezes the accrual of benefits for participants in legacy plans. Thereafter, employees accrue benefits under the Company’s cash balance plan. The OPEB plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must cover a portion of the cost of their coverage.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation
The following table sets forth the projected benefit obligations, fair value of plan assets, and funded status of the Company’s plans as of December 31:

	Pension benefits		OPEB
	2023	2022	2023	2022
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$628,135	$765,618	$217,330	$292,646
Projected benefit obligation assumed from business combination	—	87,933	—	5,195
Plan settlements	(3,226)	(112)	—	—
Service cost	11,954	16,309	3,253	6,277
Interest cost	33,687	24,787	11,510	9,146
Actuarial loss (gain)	20,172	(198,074)	(10,913)	(82,991)
Contributions from retirees	—	—	2,189	2,220
Plan amendments	—	—	—	(2,452)
Medicare Part D	—	—	355	367
Benefits paid	(42,801)	(68,197)	(14,226)	(13,078)
Foreign exchange	(53)	(129)	—	—
Projected benefit obligation, end of year	$647,868	$628,135	$209,498	$217,330
Change in plan assets
Fair value of plan assets, beginning of year	569,255	648,864	172,167	192,375
Plan assets acquired in business combination	—	74,532	—	8,577
Actual return on plan assets	65,272	(109,118)	22,620	(30,105)
Employer contributions	22,326	23,296	10,677	11,811
Plan settlements	(3,226)	(112)	—	—
Contributions from retirees	—	—	2,189	2,220
Medicare Part D subsidy receipts	—	—	355	367
Benefits paid	(42,801)	(68,197)	(14,226)	(13,078)
Foreign exchange	2	(10)	—	—
Fair value of plan assets, end of year	$610,828	$569,255	$193,782	$172,167
Unfunded status	$(37,040)	$(58,880)	$(15,716)	$(45,163)
Amounts recognized in the consolidated balance sheets consist of:
Non-current assets (note 11)	12,598	12,264	35,879	14,218
Current liabilities	(1,416)	(1,907)	(3,164)	(3,039)
Non-current liabilities	(48,222)	(69,237)	(48,431)	(56,342)
Net amount recognized	$(37,040)	$(58,880)	$(15,716)	$(45,163)
The accumulated benefit obligations for the pension and OPEB plans are $827,559 and $815,589 as of December 31, 2023 and 2022, respectively.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation (continued)
Information for pension and OPEB plans with an accumulated benefit obligation in excess of plan assets:

	Pension		OPEB
	2023	2022	2023	2022
Accumulated benefit obligation	$425,842	$413,041	$71,089	$198,463
Fair value of plan assets	$393,857	$364,229	$18,793	$139,368

Information for pension and OPEB plans with a projected benefit obligation in excess of plan assets:

	Pension		OPEB
	2023	2022	2023	2022
Projected benefit obligation	$507,612	$489,140	$71,089	$198,463
Fair value of plan assets	$458,497	$417,994	$18,793	$139,368

(b)Pension and post-employment actuarial changes

Change in AOCI, before tax	Pension		OPEB
	Actuarial losses (gains)	Past service losses (gains)	Actuarial losses (gains)	Past service losses (gains)
Balance, January 1, 2022	$15,807	$(4,195)	$(15,630)	$310
Additions to AOCI	(47,473)	—	(41,527)	(24)
Amortization in current period	(3,429)	1,584	56	(2,476)
Amortization due to plan settlements	15	—	—	—
Reclassification to regulatory accounts	34,409	(752)	23,551	—
Balance, December 31, 2022	$(671)	$(3,363)	$(33,550)	$(2,190)
Additions to AOCI	(12,600)	—	(23,797)	853
Amortization in current period	617	1,491	2,554	—
Recognition of settlement gain	235	—	—	—
Reclassification to regulatory accounts	5,517	(755)	19,518	—
Balance, December 31, 2023	$(6,902)	$(2,627)	$(35,275)	$(1,337)
The movements related to pension and OPEB in AOCI for Empire Electric System, Empire Gas Systems, St. Lawrence Gas System and Liberty NY Water System are reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery (note 7(f)).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(c)Assumptions
Weighted average assumptions used to determine net benefit obligation for 2023 and 2022 were as follows:

	Pension benefits		OPEB
	2023	2022	2023	2022
Discount rate	5.19%	5.48%	5.22%	5.49%
Interest crediting rate (for cash balance plans)	4.48%	4.50%	N/A	N/A
Rate of compensation increase	3.60%	3.70%	N/A	N/A
Health care cost trend rate
Before age 65			7.00%	6.00%
Age 65 and after			6.00%	6.00%
Assumed ultimate medical inflation rate			4.50%	4.75%
Year in which ultimate rate is reached			2034	2033
The mortality assumption for December 31, 2023 uses the Pri-2012 mortality table and the projected generationally scale MP-2021, adjusted to reflect the ultimate improvement rates in the 2021 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2023 uses the 2014 Canadian Pensioners' Mortality Table combined with mortality improvement scale CPM-B.
In selecting an assumed discount rate, the Company uses a modelling process that involves selecting a portfolio of high-quality corporate debt issuances (AA or better) whose cash flows (via coupons or maturities) match the timing and amount of the Company’s expected future benefit payments. The Company considers the results of this modelling process, as well as overall rates of return on high-quality corporate bonds and changes in such rates over time, to determine its assumed discount rate.
The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations.
Weighted average assumptions used to determine net benefit cost for 2023 and 2022 were as follows:

	Pension benefits		OPEB
	2023	2022	2023	2022
Discount rate	5.35%	2.94%	5.49%	3.00%
Expected return on assets	6.38%	6.19%	6.45%	6.48%
Rate of compensation increase	3.99%	3.91%	n/a	n/a
Health care cost trend rate
Before Age 65			6.00%	5.88%
Age 65 and after			6.00%	5.88%
Assumed ultimate medical inflation rate			4.75%	4.75%
Year in which ultimate rate is reached			2033	2031

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(d)Benefit costs
The following table lists the components of net benefit cost for the pension and OPEB plans. Service cost is recorded as part of operating expenses and non-service costs are recorded as part of Pension and other post-employment non-service costs in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits		OPEB
	2023	2022	2023	2022
Service cost	$11,954	$16,309	$3,253	$6,277
Non-service costs
Interest cost	33,687	24,787	11,510	9,146
Expected return on plan assets	(31,990)	(41,226)	(9,736)	(11,359)
Amortization of net actuarial loss	(852)	3,452	(3,559)	(56)
Amortization of prior service credits	(1,491)	(1,584)	(853)	24
Amortization due to plan settlements	—	(15)	—	—
Amortization of regulatory accounts	16,258	22,952	6,965	4,829
	$15,612	$8,366	$4,327	$2,584
Net benefit cost	$27,566	$24,675	$7,580	$8,861
(e)Plan assets
The Company’s investment strategy for its pension and post-employment plan assets is to maintain a diversified portfolio of assets with the primary goal of meeting long-term cash requirements as they become due.
The Company’s target asset allocation is as follows:

Asset class	Target (%)	Range (%)
Equity securities	41.6%	30% - 100%
Debt securities	48.6%	20% - 60%
Other	9.8%	0% - 20%
	100%

The fair values of investments as of December 31, 2023, by asset category, are as follows:

Asset class	2023	Percentage
Equity securities	$376,158	47%
Debt securities	377,272	47%
Other	51,180	6%
	$804,610	100%
As of December 31, 2023, the plan assets do not include any material investments in AQN.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(e)Plan assets (continued)
All investments as of December 31, 2023 are valued using Level 1 inputs except for $26,381 of institutional private equity investments using Level 3 fair value measurement. These private equity funds invest in the private equity secondary market and in the credit markets. These funds are not traded in the open market, and are valued based on the underlying securities within the funds. The underlying securities are valued at fair value by the fund managers by using securities exchange quotations, pricing services, obtaining broker-dealer quotations, reflecting valuations provided in the most recent financial reports, or at a good faith estimate using fair market value principles.
The following table summarizes the changes fair value of these Level 3 assets as of December 31:

Level 3
Balance, January 1, 2023	$21,904
Contributions into funds	4,603
Return on assets	2,205
Distributions	(2,331)
Balance, December 31, 2023	$26,381
(f)Cash flows
The Company expects to contribute $23,248 to its pension plans and $3,583 to its post-employment benefit plans in 2024.
The expected benefit payments over the next ten years are as follows:

	2024	2025	2026	2027	2028	2029-2033
Pension plan	$48,271	$49,652	$49,389	$50,443	$50,751	$255,465
OPEB	$11,718	$12,303	$12,623	$13,105	$13,487	$71,230
11.Other assets
Other assets consist of the following:

	2023	2022
Restricted cash	$19,997	$43,562
Pension and OPEB plan assets (note 10(a))	48,477	26,482
Long-term deposits and cash collateral	19,336	22,537
Income taxes recoverable	9,988	7,100
Deferred financing costs (a)	27,176	28,586
Insurance recoveries (note 22(a))	66,000	—
Other (b)	31,080	21,596
	$222,054	$149,863
Less: current portion	(23,061)	(22,564)
	$198,993	$127,299
(a)Deferred financing costs
Deferred financing costs represent costs of arranging the Company’s revolving credit facilities and intercompany loans as well as the portion of transactions costs related to the Green Equity Units that will be recorded against the common shares when issued.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Other assets (continued)
(b)Other
Other includes various deferred charges that are expected to be transferred to utility plant upon reaching certain milestones as well as prepaid long-term service contracts.
12.Other long-term liabilities
Other long-term liabilities consist of the following:

	2023	2022
Contract adjustment payments (a)	$39,590	$113,876
Asset retirement obligations (b)	115,611	116,584
Advances in aid of construction (c)	88,135	88,546
Environmental remediation obligation (d)	40,772	42,457
Customer deposits (e)	36,294	34,675
Unamortized investment tax credits (f)	17,255	17,649
Deferred credits and contingent consideration (g)	40,945	39,498
Preferred shares, Series C (h)	—	12,072
Hook-up fees (i)	7,425	32,463
Lease liabilities	20,493	21,834
Contingent development support obligations (j)	12,666	8,824
Note payable to related party (k)	25,808	25,808
Contingent liability (note 22(a))	66,000	—
Other	35,338	41,156
	$546,332	$595,442
Less: current portion	(80,458)	(134,212)
	$465,874	$461,230
(a)Contract adjustment payment
In June 2021, the Company sold 23,000,000 Green Equity Units for total gross proceeds of $1,150,000. Total annual distributions on the Green Equity Units are at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and payments under the share purchase contract (6.57% per year). The present value of the contract adjustment payments was estimated at $222,378 and recorded in other liabilities. The contract adjustment payments amount is accreted over the three-year period.
(b)Asset retirement obligations
    Asset retirement obligations mainly relate to legal requirements to: (i) remove wind farm facilities upon termination of land leases; (ii) cut (disconnect from the distribution system), purge (cleanup of natural gas and polychlorinated biphenyls (“PCB”) contaminants) and cap natural gas mains within the natural gas distribution and transmission system when mains are retired in place, or sections of natural gas main are removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants; (iv) remove certain river water intake structures and equipment; (v) dispose of coal combustion residuals and PCB contaminants; (vi) remove asbestos upon major renovation or demolition of structures and facilities; and (vii) decommission and restore power generation engines and related facilities.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities (continued)
(b)Asset retirement obligations (continued)
Changes in the asset retirement obligations are as follows:

	2023	2022
Opening balance	$116,584	$142,147
Obligation assumed	1,077	793
Retirement activities	(6,902)	(27,980)
Accretion	4,440	4,589
Change in cash flow estimates	412	(2,965)
Closing balance	$115,611	$116,584
As the cost of retirement of utility assets in the United States is expected to be recovered through rates, a corresponding regulatory asset is recorded for liability accretion and asset depreciation expense (note 7(j)).
(c)Advances in aid of construction
The Company’s regulated utilities have various agreements with real estate development companies (the “developers”) conducting business within the Company’s utility service territories, whereby funds are advanced to the Company by the developers to assist with funding some or all of the costs of the development.
In many instances, developer advances can be subject to refund, but the refund is non-interest bearing. Refunds of developer advances are made over periods generally ranging from 5 to 40 years. Advances not refunded within the prescribed period are usually not required to be repaid. After the prescribed period has lapsed, any remaining unpaid balance is transferred to contributions in aid of construction and recorded as an offsetting amount to the cost of property, plant and equipment. In 2023, $238 (2022 - $1,299) was transferred from advances in aid of construction to contributions in aid of construction.
(d)Environmental remediation obligation
A number of the Company’s regulated utilities were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historical operations of manufactured natural gas plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites.
The Company estimates the remaining undiscounted, unescalated cost of the environmental cleanup activities will be $46,187 (2022 - $48,346), which at discount rates ranging from 3.4% to 4.3% represents the recorded accrual of $40,772 as of December 31, 2023 (2022 - $42,457). Approximately $25,713 is expected to be incurred over the next three years, with the balance of cash flows to be incurred over the following 27 years.
Changes in the environmental remediation obligation are as follows:

	2023	2022
Opening balance	$42,457	$55,224
Remediation activities	(3,687)	(5,243)
Accretion	1,616	2,167
Changes in cash flow estimates	1,395	1,344
Revision in assumptions	(1,009)	(11,035)
Closing balance	$40,772	$42,457
The Regulators for the New England Gas System and Energy North Gas System provide for the recovery of actual expenditures for site investigation and remediation over a period of seven years and, accordingly, as of December 31, 2023, the Company has reflected a regulatory asset of $66,779 (2022 - $70,529) for the MGP and related sites (note 7(g)).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities (continued)
(e)Customer deposits
Customer deposits result from the Company’s obligation by Regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.
(f)Unamortized investment tax credits
The unamortized investment tax credits were assumed in connection with the acquisition of the Empire Electric System. The investment tax credits are associated with an investment made in a generating station. The credits are being amortized over the life of the generating station.
(g)Deferred credits and contingent consideration
Deferred credits and contingent consideration include unresolved contingent consideration related to prior acquisitions which is expected to be paid.
(h)Preferred shares, Series C
During the year ended December 31, 2023, 100 Series C preferred shares of AQN that had previously been issued in exchange for 100 Class B limited partnership units of St. Leon Wind Energy LP, were redeemed for $14,515, and a loss on settlement of $2,377 was recorded in other net losses (note 19(f)) in the consolidated statements of operations. As a result of the redemption, no Series C preferred shares of AQN remain outstanding.
(i)Hook-up fees
Hook-up fees result from the collection from customers of funds for installation and connection to the utility’s infrastructure. The fees are refundable as allowed under the facilities’ regulatory agreement.
(j)Contingent development support obligations
The Company provides credit support necessary for the continued development and construction of its equity investees’ wind and solar power electric development projects and infrastructure development projects. The contingent development support obligations represent the fair value of the support provided (note 8(c)).
(k)Note payable to related party
In 2021, a subsidiary of the Company made a tax equity investment into New Market Solar Investco, LLC, an equity investee of the Company and indirect owner of the New Market Solar Project. Following the closing of the construction financing facility for the New Market Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $25,808 payable to New Market Solar Investco, LLC. The promissory note bears an interest rate of 4% annually and has a maturity date of December 16, 2031.
13.Shareholders’ capital
(a)Common shares
Number of common shares

	2023	2022
Common shares, beginning of year	683,614,803	671,960,276
Public offering	—	2,861,709
Dividend reinvestment plan	4,370,289	7,676,666
Exercise of share-based awards (c)	1,284,532	1,115,398
Conversion of convertible debentures	1,415	754
Common shares, end of year	689,271,039	683,614,803

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(a)    Common shares (continued)
Authorized
AQN is authorized to issue an unlimited number of common shares. The holders of the common shares are entitled to dividends if, as and when declared by the board of directors of AQN (the “Board”); to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of AQN to receive pro rata the remaining property and assets of AQN, subject to the rights of any shares having priority over the common shares.
The Company has a shareholders’ rights plan (the “Rights Plan”), which expires in 2025. Under the Rights Plan, one right is issued with each issued share of the Company. The rights remain attached to the shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 percent or more of the outstanding shares (subject to certain exceptions) of the Company, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase shares at a 50 percent discount from the then-current market price. The rights provided under the Rights Plan are not triggered by any person making a “Permitted Bid”, as defined in the Rights Plan.
(i)At-the-market equity program
On August 15, 2022, AQN re-established its at-the-market equity program (“ATM Program”) that allowed the Company to issue up to $500,000 (or the equivalent in Canadian dollars) of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other existing trading market for the common shares of the Company in Canada or the United States.
During the year ended December 31, 2023, the Company did not issue any common shares under its ATM Program. The ATM Program terminated in accordance with its terms on December 19, 2023.
The Company has issued, since the inception of its initial ATM Program in 2019, a cumulative total of 36,814,536 common shares at an average price of $15.00 per share for gross proceeds of $551,086 ($544,295 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4,843.
(ii)Dividend reinvestment plan
The Company has a common shareholder dividend reinvestment plan, which, when the plan is active, provides an opportunity for holders of AQN’s common shares who reside in Canada, the United States, or, subject to AQN’s consent, other jurisdictions, to reinvest the cash dividends paid on their common shares in additional common shares which, at AQN’s election, are either purchased on the open market or newly issued from treasury. Effective March 3, 2022, common shares purchased under the plan were issued at a 3% discount (previously at 5%) to the prevailing market price (as determined in accordance with the terms of the plan). Effective March 16, 2023, AQN suspended the dividend reinvestment plan. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the dividend reinvestment plan began receiving cash dividends. If the Company elects to reinstate the dividend reinvestment plan in the future, shareholders who were enrolled in the dividend reinvestment plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the dividend reinvestment plan.
(b)Preferred shares
AQN is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
The Company has the following Cumulative Rate Reset Preferred Shares, Series A (the “Series A Shares”) and Cumulative Rate Reset Preferred Shares, Series D (the “Series D Shares”) issued and outstanding as of December 31, 2023 and 2022:

	Number of shares	Price per share	Carrying amount C$		Carrying amount $
Series A Shares	4,800,000	C$25.00	C$	116,546	$100,463
Series D Shares	4,000,000	C$25.00	C$	97,259	$83,836
					$184,299
The holders of Series A Shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The dividend for each year up to, but excluding, December 31, 2023 was an annual amount of C$1.2905 per share. The dividend rate for the five-year period from, and including December 31, 2023 but excluding December 31, 2028 will be an annual amount of C$1.6440 per share. The Series A Shares dividend rate will reset on December 31, 2028 and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The Series A Shares were redeemable at C$25 per share at the option of the Company on December 31, 2023 and are redeemable every fifth year thereafter. The holders of Series A Shares have the right to convert their shares into cumulative floating rate preferred shares, Series B, subject to certain conditions, on December 31, 2028 (or the next business day, if such day is not a business day), and every fifth year thereafter.
The holders of Series D Shares are entitled to receive fixed cumulative preferential dividends as and when declared by the Board at an annual amount of C$1.2728 per share for each year up to, but excluding, March 31, 2024. The Series D Share dividend will reset on March 31, 2024 and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D Shares are redeemable at C$25 per share at the option of the Company on March 31, 2024 (or the next business day, if such day is not a business day) and every fifth year thereafter. Accordingly, the Series D Shares are redeemable by the Company on April 1, 2024, but the Company has elected not to exercise its redemption right. The holders of Series D Shares have the right to convert their shares into cumulative floating rate preferred shares, Series E, subject to certain conditions, on March 31, 2024 (or the next business day, if such day is not a business day), and every fifth year thereafter.
(c)Share-based compensation
For the year ended December 31, 2023, AQN recorded $11,293 (2022 - $10,920) in total share-based compensation expense as follows:

	2023	2022
Share options	$1,325	$980
Director deferred share units	949	960
Employee share purchase	897	562
Performance and restricted share units	8,122	8,418
Total share-based compensation	$11,293	$10,920
The compensation expense is recorded within operating expenses in the consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of December 31, 2023, total unrecognized compensation costs related to non-vested share-based awards are $23,883 and are expected to be recognized over a period of 1.8 years.
(i)Share option plan
The Company’s share option plan (the “Plan”) permits the grant of share options to officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 8% of the number of shares outstanding at the time the options are granted.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(c)Share-based compensation (continued)
(i)Share option plan (continued)
The number of shares subject to each option, the option price, the expiration date, the vesting and other terms and conditions relating to each option shall be determined by the Board (or the compensation committee of the Board (“Compensation Committee”)) from time to time. Dividends on the underlying shares do not accumulate during the vesting period. Option holders may elect to surrender any portion of the vested options that is then exercisable in exchange for the “In-the-Money Amount”. In accordance with the Plan, the “In-The-Money Amount” represents the excess, if any, of the market price of a share at such time over the option price, in each case such “In-the-Money Amount” being payable by the Company in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.
The Compensation Committee may accelerate the vesting of the unvested options then held by the optionee at the Compensation Committee's discretion. In the event that the Company restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Compensation Committee in accordance with the terms of the Company’s clawback policy.
The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the historical volatility of the Company’s common shares.  The expected life was based on experience to date. The dividend yield rate was based upon recent historical dividends paid on AQN common shares.
The following assumptions were used in determining the fair value of share options granted:

	2023	2022
Risk-free interest rate	3.4%	1.9%
Expected volatility	27%	23%
Expected dividend yield	8.6%	4.3%
Expected life	5.50 years	5.50 years
Weighted average grant date fair value per option	$1.04	$2.44
Share option activity during the years is as follows:

	Number of awards	Weighted average exercise price		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2022	2,040,528	C$	15.45	6.11	C$	3,145
Granted	646,090	19.11		7.22	—
Exercised	(40,074)	13.92		5.95	103
Forfeited	(19,764)	19.11		—	—
Balance, December 31, 2022	2,626,780	C$	16.02	5.63	C$	—
Granted	1,368,744	10.76		7.24	—
Exercised	—	—		—	—
Forfeited	(1,327,799)	16.55		—	—
Balance, December 31, 2023	2,667,725	C$	14.71	5.18	C$	—
Exercisable, December 31, 2023	2,621,420	C$	17.11	4.50	C$	—

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(c)Share-based compensation (continued)
(ii)Employee share purchase plan
Under the Company’s ESPP, eligible employees may have a portion of their earnings withheld to be used to purchase the Company’s common shares. The Company will match 20% of the employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of the employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Common shares purchased through the Company match portion shall not be eligible for sale by the participant for a period of one year following the purchase date on which such shares were acquired. At the Company’s option, the common shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the TSX or NYSE by an independent broker. The aggregate number of common shares reserved for issuance from treasury by AQN under the ESPP shall not exceed 4,000,000 common shares.
The Company uses the fair value based method to measure the compensation expense related to the Company’s contribution. For the year ended December 31, 2023, a total of 752,582 common shares (2022 - 414,338) were issued to employees under the ESPP.
(iii)Director’s deferred share units
Under the Company’s DSU plan, non-employee directors of the Company may elect annually to receive all or any portion of their compensation in DSUs in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one of the Company’s common shares. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards. For the year ended December 31, 2023, a total of 181,328 DSUs (2022 - 120,513) were issued and 102,460 DSUs (2022 - 5,176) were settled in exchange for 50,677 common shares issued from treasury, and 51,783 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. As of December 31, 2023, 724,583 (2022 - 645,714) DSUs are outstanding pursuant to the election of the directors to defer a percentage of their director’s fee in the form of DSUs. The aggregate number of common shares reserved for issuance from treasury by AQN under the DSU plan shall not exceed 1,000,000 common shares.
(iv)Performance and restricted share units
The Company offers a PSU and RSU plan to its employees as part of the Company’s long-term incentive program. PSUs have been granted annually for three-year overlapping performance cycles. The PSUs vest at the end of the three-year cycle and are calculated based on established performance criteria. At the end of the three-year performance periods, the number of common shares issued can range from 2.5% to 237% of the number of PSUs granted. RSU vesting conditions and dates vary by grant and are outlined in each award letter. RSUs are not subject to performance criteria. Dividends accumulating during the vesting period are converted to PSUs and RSUs based on the market value of the shares on that date and are recorded in equity as the dividends are declared. None of the PSUs or RSUs have voting rights. Any PSUs or RSUs not vested at the end of a performance period will expire. The PSUs and RSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these units are accounted for as equity awards. The aggregate number of common shares reserved for issuance from treasury by AQN under the PSU and RSU plan shall not exceed 7,000,000 common shares.
Compensation expense associated with PSUs is recognized ratably over the performance period. Achievement of the performance criteria is estimated as at the consolidated balance sheet dates. Compensation cost recognized is adjusted to reflect the performance conditions estimated to date.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(c)Share-based compensation (continued)
(iv)Performance and restricted share units (continued)
A summary of the PSUs and RSUs follows:

	Number of awards	Weighted average grant-date fair value		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2022	2,443,672	C$	18.07	1.72	C$	44,646
Granted, including dividends	1,090,457	17.99		2.00	17,524
Exercised	(1,221,620)	12.62		—	23,636
Forfeited	(202,799)	18.94		—	418
Balance, December 31, 2022	2,109,710	C$	18.38	1.76	C$	18,608
Granted, including dividends	2,841,967	10.98		2.02	25,329
Exercised	(922,883)	18.73		—	10,125
Forfeited	(451,047)	15.07		—	3,771
Balance, December 31, 2023	3,577,747	C$	18.38	1.76	C$	29,910
Exercisable, December 31, 2023	597,363	C$	19.98	0.22	C$	4,994
(v)Bonus deferral RSUs
Eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. These RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. The RSUs granted are 100% vested and, therefore, compensation expense associated with these RSUs is recognized immediately upon issuance.
During the year ended December, 31, 2023, 77,981 (2022 - 55,445) bonus deferral RSUs were granted to employees of the Company. In addition, the Company settled 69,115 (2022 - 178,368) bonus deferral RSUs in exchange for 31,455 (2022 - 82,886) common shares issued from treasury, and 37,660 (2022- 95,482) RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. As of December 31, 2023, 167,352 (2022 - 158,486) bonus deferral RSUs are outstanding.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2022	$(76,615)	$(3,514)	$8,452	$(71,677)
Other comprehensive income (loss)	(18,013)	(128,838)	23,722	(123,129)
Amounts reclassified from AOCI to the consolidated statement of operations	(5,489)	34,543	4,039	33,093
Net current period OCI	$(23,502)	$(94,295)	$27,761	$(90,036)
OCI attributable to the non-controlling interests	1,650	—	—	1,650
Net current period OCI attributable to shareholders of AQN	$(21,852)	$(94,295)	$27,761	$(88,386)
Balance, December 31, 2022	$(98,467)	$(97,809)	$36,213	$(160,063)
Other comprehensive income (loss)	(3,788)	57,351	8,395	61,958
Amounts reclassified from AOCI to the consolidated statement of operations	(1,598)	2,136	(3,702)	(3,164)
Net current period OCI	$(5,386)	$59,487	$4,693	$58,794
OCI attributable to the non-controlling interests	(1,017)	—	—	(1,017)
Net current period OCI attributable to shareholders of AQN	$(6,403)	$59,487	$4,693	$57,777
Balance, December 31, 2023	$(104,870)	$(38,322)	$40,906	$(102,286)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.
15.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	2023				2022
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$301,771		$0.4340		$486,043		$0.7130
Series A Shares	C$	6,194	C$	1.2905	C$	6,194	C$	1.2905
Series D Shares	C$	5,091	C$	1.2728	C$	5,091	C$	1.2728

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during 2023, the Company charged its equity-method investees $34,733 (2022 - $38,215) for administrative services and $37,802 (2022 - $25,645) for development services. Additionally, Liberty Development JV Inc. (note 8(c)), an equity-method investee of the Company that is the Company’s joint venture with funds managed by the Infrastructure and Power strategy of Ares Management, LLC for its non-regulated development platform, provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the year, the development fees charged to the Company were $27,933 (2022 - $12,628).
Subsequent to year-end, on January 4, 2024, the Company purchased Ares’ 50% interest in Liberty Development JV Inc. and Liberty Development Energy Solutions B.V.
Investments in and acquisitions of equity-method investments are described in note 8(c).
(b)Non-controlling interest and redeemable non-controlling interest held by related party
Non-controlling interest and redeemable non-controlling interest held by related party are described in note 17(c).
(c)     Transactions with Atlantica
On December 28, 2023, Liberty Development Spain, S.A., a wholly owned subsidiary of the Company entered into an agreement to sell its 100% equity interests in Liberty Jimena, S.L. and Liberty Caparacena, S.L., and its 80% equity interest in Liberty Infrastructuras, S.L. to Atlantica for a nominal amount. As a result, the Company recorded an impairment loss of $1,481, included in asset impairment charge in the consolidated statements of operations. The transaction closed on January 23, 2024.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
17.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the years ended December 31 consists of the following:

	2023	2022
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$114,141	$108,695
Non-controlling interests - redeemable tax equity partnership units	1,324	6,298
Other net earnings attributable to:
Non-controlling interests	(27,564)	(3,670)
	$87,901	$111,323
Redeemable non-controlling interest, held by related party	(25,922)	(15,157)
Net effect of non-controlling interests	$61,979	$96,166
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power-generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings (loss) attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting as described in note 1(s).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Non-controlling interests and redeemable non-controlling interests (continued)
Non-controlling interests

	Non-controlling interests - tax equity partnership units (a)		Other non-controlling interests (b)		Non-controlling interests held by related parties (c)
	2023	2022	2023	2022	2023	2022
Opening balance	$1,225,608	$1,377,117	$333,362	$64,807	$57,822	$81,158
Net earnings (loss) attributable to NCI	(114,141)	(108,695)	27,564	3,670	—	—
Contributions received, net	107,933	6,182	—	267,515	—	—
Dividends and distributions declared	(22,743)	(36,736)	(14,497)	(3,350)	(17,082)	(20,978)
Repurchase of non-controlling interest	—	(12,249)	—	—	—	—
OCI	63	(11)	909	720	45	(2,358)
Closing balance	$1,196,720	$1,225,608	$347,338	$333,362	$40,785	$57,822
(a)     Non-controlling interests - tax equity partnership units
The Company obtained control of the Deerfield II Wind Facility during the year (note 3). Post-acquisition, third-party tax equity investors funded $98,955 in exchange for Class A partnership units in the entity. In addition, the Company received $9,084 (2022 - $6,182) of production based cash contributions during the year relating to other projects.
(b)     Other non-controlling interests
On December 29, 2022, the Company sold a 49% non-controlling interest in three operating wind facilities in the United States totalling 551 MW of installed capacity: the Odell Wind Facility in Minnesota, the Deerfield Wind Facility in Michigan and the Sugar Creek Wind Facility in Illinois. The consideration of $277,500 was recorded as an increase to non-controlling interest, except for a portion of $5,000, which is subject to refund if some conditions are met and as such was recorded as redeemable non-controlling interest.
(c)     Non-controlling interest held by related parties
In November 2021, Liberty Development JV Inc. invested $39,376 in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company. In May 2019, AYES Canada acquired an interest in a consolidated subsidiary of the Company for $96,752 (C$130,103) (note 8(b)). The investment by AYES Canada and Liberty Development JV Inc. are presented as a non-controlling interest held by related parties.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Non-controlling interests and redeemable non-controlling interests (continued)
Redeemable non-controlling interests
Non-controlling interests in subsidiaries that are redeemable upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity on the consolidated balance sheets. If the redemption is probable or currently redeemable, the Company records the instruments at their redemption value. Redemption is not considered probable as of December 31, 2023.
Liberty Global Energy Solutions (note 8(c)), an equity investee of the Company, has a secured credit facility in the amount of $306,500 with a previous maturity date of January 26, 2024. Subsequent to year-end, on January 8, 2024, the secured credit facility was renewed with a maturity date of September 30, 2024. It is collateralized through a pledge of Atlantica ordinary shares held by AY Holdings. A collateral shortfall would occur if the net obligation (as defined in the credit agreement) would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Global Energy Solutions secured credit facility is repayable on demand if Atlantica ceases to be a public company or if certain other events are announced or completed that could restrict AY Holdings’ ability to sell or transfer its Atlantica ordinary shares. Liberty Global Energy Solutions has a preference share ownership in AY Holdings which AQN reflects as redeemable non-controlling interest held by related party.
As a result of the subsequent event described in note 8(c), the redeemable non-controlling interest held by related party will be reclassified to long-term debt in 2024.
Changes in redeemable non-controlling interests are as follows:

	Redeemable non-controlling interests held by related party		Redeemable non-controlling interests
	2023	2022	2023	2022
Opening balance	$307,856	$306,537	$11,520	$12,989
Net earnings (loss) attributable to NCI	25,922	15,157	(1,324)	(6,298)
Contributions, net of costs	—	—	—	5,000
Dividends and distributions declared	(25,428)	(13,838)	(183)	(171)
Closing balance	$308,350	$307,856	$10,013	$11,520
18.Income taxes
The provision for income taxes in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2022 - 26.5%). The differences are as follows:

	2023	2022
Expected income tax recovery at Canadian statutory rate	$(31,696)	$(97,962)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(46,628)	(55,315)
Adjustments from investments carried at fair value	16,128	51,314
Non-controlling interests share of income	24,677	30,025
Change in valuation allowance	10,786	41,702
Acquisition related state deferred tax adjustments	—	5,998
Capital gain rate differential on disposal of renewable assets	—	(7,340)
Tax credits	(54,788)	(18,440)
Amortization and settlement of excess deferred income tax	(12,785)	(14,855)
Deferred income taxes on regulated income recorded as regulatory assets	(878)	(1,986)
Other permanent differences	5,341	4,591
Other	3,543	755
Income tax recovery	$(86,300)	$(61,513)

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Income taxes (continued)
On December 27, 2023, the government of Bermuda enacted the Bermuda Corporate Income Tax Act 2023, setting a 15% corporate income tax rate effective for fiscal years commencing January 1, 2025. The Bermuda Corporate Income Tax Act 2023 includes various transition adjustments that may affect the recognition of deferred taxes and as such were considered as part of the initial measurement in the period that includes the December 2023 enactment date. No deferred taxes were required to be recognized as at December 31, 2023.
For the years ended December 31, 2023 and 2022, earnings (loss) before income taxes consist of the following:

	2023	2022
Canada (1)	$(259,141)	$(363,050)
U.S.	102,469	(37,322)
Other regions	37,067	30,704
	$(119,605)	$(369,668)
(1) Inclusive of fair value gain (loss) on investments carried at fair value (note 8)

Income tax expense (recovery) attributable to income (loss) consists of:

	Current	Deferred	Total
Year ended December 31, 2023
Canada	$4,352	$(59,488)	$(55,136)
United States	(14,820)	(23,099)	(37,919)
Other regions	728	6,027	6,755
	$(9,740)	$(76,560)	$(86,300)
Year ended December 31, 2022
Canada	$4,184	$(74,595)	$(70,411)
United States	1,579	6,183	7,762
Other regions	2,080	(944)	1,136
	$7,843	$(69,356)	$(61,513)

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Income taxes (continued)
The tax effect of temporary differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022 are presented below:

	2023	2022
Deferred tax assets:
Non-capital loss, investment tax credits, currently non-deductible interest expenses, and financing costs	$1,030,801	$878,000
Pension and OPEB	7,370	16,845
Environmental obligation	11,692	12,118
Regulatory liabilities	180,371	156,285
Other	72,109	61,917
Total deferred income tax assets	$1,302,343	$1,125,165
Less: valuation allowance	(97,344)	(107,583)
Total deferred tax assets	$1,204,999	$1,017,582
Deferred tax liabilities:
Property, plant and equipment	$883,447	$846,331
Outside basis differentials	364,511	315,581
Regulatory accounts	317,820	303,059
Other	59,640	33,834
Total deferred tax liabilities	$1,625,418	$1,498,805
Net deferred tax liabilities	$(420,419)	$(481,223)
Consolidated balance sheets classification:
Deferred tax assets	$158,483	$84,416
Deferred tax liabilities	(578,902)	(565,639)
Net deferred tax liabilities	$(420,419)	$(481,223)
The valuation allowance for deferred tax assets as of December 31, 2023 was $97,344 (2022 - $107,583). The valuation allowance primarily relates to operating losses that, in the judgment of management, are not more likely than not to be realized for the Renewable Energy Group.
The U.S. entities in the Renewable Energy Group continue to be in an overall deferred tax asset position as at December 31, 2023. In the course of assessing the U.S. deferred tax assets in the Renewable Energy Group, management concluded, similar to 2022, that it was not probable that the U.S. business of the Renewable Energy Group would generate sufficient taxable income to realize the benefit of the deferred tax assets of such group (with the exception of certain transferable tax credits). Management’s conclusion is based on the balance of all available positive and negative evidence applicable to the Renewable Energy Group. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as management projections for growth.
The Company’s overall deferred tax asset position related to Canadian attributes increased from $83,434 to $151,759 for the year ended December 31, 2023, primarily due to ongoing interest and financing expenses attributable to the Canadian entities and the decrease in the value of the Company’s investment in Atlantica. As at December 31, 2023, it is considered more likely than not that there will be sufficient taxable income in the future that will allow realization of these deferred tax assets. The Company considered all evidence, both positive and negative, including the announcement of the sale of the renewable energy business, the availability of tax planning strategies, and the carryforward period of its Canadian net operating losses in making this assessment. The Company will continue to monitor this position at each balance sheet date.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Income taxes (continued)
The following table illustrates the annual movement in the deferred tax valuation allowance:

	2023	2022
Beginning balance	$107,583	$27,471
Charged to income tax expense	10,786	41,702
Charged (reduction) to OCI	(16,696)	40,613
Reductions to other accounts	(4,329)	(2,203)
Ending balance	$97,344	$107,583
As of December 31, 2023, the Company had non-capital losses carried forward and tax credits available to reduce future years' taxable income, which expire as follows:

Non-capital loss carryforward and credits	2024—2028	2029+	Total
Canada	$3,339	$913,781	$917,120
US	8,441	1,897,609	1,906,050
Total non-capital loss carryforward	$11,780	$2,811,390	$2,823,170
Tax credits	$3,359	$200,772	$204,131
The Company has provided for deferred income taxes for the estimated tax cost of distributed earnings of certain of its subsidiaries. Deferred income taxes have not been provided on approximately $908,449 of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings are indefinitely reinvested and should not give rise to additional tax liabilities. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.
19.Other net losses
Other net losses consist of the following:

	2023	2022
Acquisition and transition-related costs	$—	$6,834
Kentucky termination costs (a)	46,527	10,608
Acquisition-related settlement payment (b)	(11,983)	—
Securitization write-off (c)	63,495	—
Renewable energy business sale costs (d)	12,506	—
Loss on redemption of long-term note (e)	8,532	—
Other (f)	13,812	3,949
	$132,889	$21,391
(a)Kentucky termination costs
The loss related to the termination of the Kentucky Power Transaction includes $38,795 for the write-off of capitalized costs, which are primarily related to the implementation of an enterprise software solution. The remaining amount relates to the transaction costs, severance costs and other termination costs. In 2022, the Company incurred $10,608 in anticipation of the Kentucky Power Transaction.
(b)Acquisition-related settlement payment
During the year, the Company received $12,814 as an acquisition-related settlement payment in connection with the Suralis acquisition. The Company also incurred legal fees of $831 in relation to this settlement.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Other net losses (continued)
(c)Securitization write-off
During the year, the Company has written off $63,495 relating to the portion of additional securitization costs of Empire Electric that were not allowed as per the Securitization Statute (note 7(a)).
(d)Renewable energy business sale costs
The Company announced that it is pursuing a sale of its renewable energy business. The Company incurred costs of $12,506 related to this process in 2023.
(e)Loss on redemption of long-term note
During Q4, 2023, the Company redeemed subordinated unsecured long-term note (note 9(f)) and incurred loss on redemption of $8,532.
(f)Other
Other losses for the year consist primarily of provisions on litigation matters, executive severance costs, the Series C preferred share redemption loss and other miscellaneous write-offs.
20.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using the weighted average number of common shares, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 9(c)).
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share are as follows:

	2023	2022
Net earnings (loss) attributable to shareholders of AQN	$28,674	$(211,989)
Preferred shares, Series A dividend	4,586	4,786
Preferred shares, Series D dividend	3,770	3,934
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$20,318	$(220,709)
Weighted average number of shares
Basic	688,738,717	677,862,207
Effect of dilutive securities	2,024,509	—
Diluted	690,763,226	677,862,207
This calculation of diluted shares excludes the potential impact of the Green Equity Units and 5,699,593 potential incremental shares that may become issuable pursuant to outstanding securities of the Company for the year ended December 31, 2023, as they are anti-dilutive. This calculation of diluted shares for the year ended December 31, 2022 excludes all potential incremental shares that may become issuable pursuant to outstanding securities of the Company as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company’s regulated operating unit, owns and operates a portfolio of electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company’s non-regulated operating unit, owns and operates, or has investments in, a diversified portfolio of renewable and thermal energy generation assets.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada are included in the operations of the Renewable Energy Group, while interest income from SAWS is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.

	Year ended December 31, 2023
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$2,315,722	$296,314	$—	$2,612,036
Other revenue	51,137	33,395	1,447	85,979
Fuel, power and water purchased	716,446	19,499	—	735,945
Net revenue	1,650,413	310,210	1,447	1,962,070
Operating expenses	786,608	119,013	1,364	906,985
Administrative expenses	46,386	36,554	7,419	90,359
Depreciation and amortization	346,188	119,576	1,232	466,996
Asset impairment charge	—	23,492	—	23,492
Loss on foreign exchange	—	—	8,359	8,359
Operating income (loss)	471,231	11,575	(16,927)	465,879
Interest expense	(160,998)	(61,261)	(131,397)	(353,656)
Income (loss) from long-term investments	44,953	102,188	(230,705)	(83,564)
Other expenses	(121,146)	(4,002)	(23,116)	(148,264)
Earnings (loss) before income taxes	$234,040	$48,500	$(402,145)	$(119,605)
Property, plant and equipment	$8,945,637	$3,539,069	$32,744	$12,517,450
Investments carried at fair value	1,962	1,113,767	—	1,115,729
Equity-method investees	112,180	343,712	501	456,393
Total assets	12,658,955	5,367,011	347,995	18,373,961
Capital expenditures	$816,788	$209,383	$—	$1,026,171
(1) Renewable Energy Group revenue includes $5,695 related to net hedging gain from energy derivative contracts and availability credits for the year ended December 31, 2023 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $32,839 related to alternative revenue programs for the year ended December 31, 2023 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Segmented information (continued)

	Year ended December 31, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$2,330,039	$350,797	$—	$2,680,836
Other revenue	54,229	28,447	1,501	84,177
Fuel and power purchased	824,670	41,684	—	866,354
Net revenue	1,559,598	337,560	1,501	1,898,659
Operating expenses	736,515	114,463	511	851,489
Administrative expenses	46,484	26,424	7,324	80,232
Depreciation and amortization	317,300	137,203	1,017	455,520
Asset impairment charge	—	159,568	—	159,568
Loss on foreign exchange	—	—	13,833	13,833
	459,299	(100,098)	(21,184)	338,017
Gain on sale of renewable assets	—	64,028	—	64,028
Operating income (loss)	459,299	(36,070)	(21,184)	402,045
Interest expense	(113,482)	(64,285)	(100,807)	(278,574)
Income (loss) from long-term investments	21,884	15,254	(502,344)	(465,206)
Other expenses	(14,765)	(570)	(12,598)	(27,933)
Earnings (loss) before income taxes	$352,936	$(85,671)	$(636,933)	$(369,668)
Property, plant and equipment	$8,554,938	$3,360,687	$29,260	$11,944,885
Investments carried at fair value	1,984	1,342,223	—	1,344,207
Equity-method investees	56,199	310,103	15,500	381,802
Total assets	12,109,575	5,251,933	266,105	17,627,613
Capital expenditures	$908,676	$180,348	$—	$1,089,024
(1) Renewable Energy Group revenue includes $63,717 related to net hedging loss from energy derivative contracts for the year ended December 31, 2022 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $21,640 related to alternative revenue programs for the year ended December 31, 2022 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Segmented information (continued)
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	2023	2022
Revenue
United States	$2,169,239	$2,232,817
Canada	162,740	175,005
Other regions	366,036	357,191
	$2,698,015	$2,765,013
Property, plant and equipment
United States	$10,826,738	$10,351,736
Canada	924,389	848,560
Other regions	766,323	744,589
	$12,517,450	$11,944,885
Intangible assets
United States	$18,666	$18,818
Canada	18,111	19,038
Other regions	57,161	58,827
	$93,938	$96,683
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

22.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Mountain View fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC (“Liberty CalPeco”). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 21 active lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as one non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs. Fourteen lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 14 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). On March 6, 2024, a trial commenced in Los Angeles County Superior Court on four bellwether cases with respect to inverse condemnation liability only. If the Company’s subsidiaries were found liable in those cases, the damages, if any, would not be determined at this trial. In another lawsuit, County of Mono, Antelope Valley Fire Protection District and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In six other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits is uncertain.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
22.Commitments and contingencies (continued)
(a)Contingencies (continued)
In 2023, Liberty CalPeco accrued estimated losses of $66,000 for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded expected recoveries from insurance of $66,000. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 8, the following significant commitments exist as of December 31, 2023.
AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments, land easements and other commitments.
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$55,312	$33,869	$12,274	$12,520	$12,768	$129,818	$256,561
Natural gas supply and service agreements (2)	121,188	71,949	42,643	33,215	30,803	154,757	454,555
Service agreements	73,687	61,889	56,591	53,140	52,898	259,510	557,715
Capital projects	5,598	—	—	—	—	—	5,598
Land easements and other	16,437	15,057	15,269	15,425	15,639	536,129	613,956
Total	$272,222	$182,764	$126,777	$114,300	$112,108	$1,080,214	$1,888,385
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of December 31, 2023. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(2)    Natural gas supply and service agreements: AQN’s natural gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Non-cash operating items
The changes in non-cash operating items consist of the following:

	2023	2022
Accounts receivable	$3,863	$(124,631)
Fuel and natural gas in storage	46,368	(21,140)
Supplies and consumables inventory	(48,539)	(24,088)
Income taxes recoverable	(2,889)	549
Prepaid expenses	(13,218)	(4,269)
Accounts payable	23,847	24,395
Accrued liabilities	(488)	127,076
Current income tax liability	1,096	(2,741)
Asset retirements and environmental obligations	(1,015)	(22,342)
Net regulatory assets and liabilities	(95,361)	(174,427)
	$(86,336)	$(221,618)

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments
(a)Fair value of financial instruments

December 31, 2023	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,115,729	$1,115,729	$1,054,665	$—	$61,064
Development loans and other receivables	158,110	155,735	—	155,735	—
Derivative instruments:
Interest rate swap designated as a hedge	72,936	72,936	—	72,936	—
Interest rate cap not designated as a hedge	1,854	1,854	—	1,854	—
Congestion revenue rights not designated as a cash flow hedge	8,458	8,458	—	—	8,458
Total derivative instruments	83,248	83,248	—	74,790	8,458
Total financial assets	$1,357,087	$1,354,712	$1,054,665	$230,525	$69,522
Long-term debt	$8,516,030	$7,423,318	$2,532,608	$4,890,710	$—
Notes payable to related party	25,808	15,320	—	15,320	—
Convertible debentures	230	276	276	—	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	68,070	68,070	—	—	68,070
Energy contracts not designated as a cash flow hedge	5,593	5,593	—	—	5,593
Cross-currency swap designated as a net investment hedge	10,533	10,533	—	10,533	—
Currency forward contract designated as hedge	6,779	6,779	—	6,779	—
Interest rate swaps designated as a hedge	11,790	11,790	—	11,790	—
Cross currency swap designated as a cash flow hedge	5,547	5,547	—	5,547	—
Commodity contracts for regulated operations	2,564	2,564	—	2,564	—
Total derivative instruments	110,876	110,876	—	37,213	73,663
Total financial liabilities	$8,652,944	$7,549,790	$2,532,884	$4,943,243	$73,663

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2022	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,344,207	$1,344,221	$1,270,138	$—	$74,083
Development loans and other receivables	53,680	50,300	—	50,300	—
Derivative instruments:
Energy contracts not designated as a cash flow hedge	393	393	—	—	393
Interest rate swap designated as a hedge	69,188	69,188	—	69,188	—
Currency forward contract not designated as a hedge	2,659	2,659	—	2,659	—
Congestion revenue rights not designated as a cash flow hedge	10,110	10,110	—	—	10,110
Cross-currency swap designated as a net investment hedge	1,267	1,267	—	1,267	—
Commodity contracts for regulated operations	283	283	—	283	—
Total derivative instruments	83,900	83,900	—	73,397	10,503
Total financial assets	$1,481,787	$1,478,421	$1,270,138	$123,697	$84,586
Long-term debt	$7,512,017	$6,699,031	$2,623,628	$4,075,403	$—
Notes payable to related party	25,808	15,180	—	15,180	—
Convertible debentures	245	276	276	—	—
Preferred shares, Series C	12,072	11,675	—	11,675	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	120,284	120,284	—	—	120,284
Energy contracts not designated as a cash flow hedge	8,617	8,617	—	—	8,617
Cross-currency swap designated as a net investment hedge	24,371	24,371	—	24,371	—
Cross-currency swap designated as a cash flow hedge	15,435	15,435	—	15,435	—
Commodity contracts for regulated operations	1,614	1,614	—	1,614	—
Total derivative instruments	170,321	170,321	—	41,420	128,901
Total financial liabilities	$7,720,463	$6,896,483	$2,623,904	$4,143,678	$128,901
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of December 31, 2023 and 2022 due to the short-term maturity of these instruments.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The fair value of the investment in Atlantica (Level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (Level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s Level 1 fair value of long-term debt is measured at the closing price on the NYSE and the Canadian over-the-counter closing price. The Company’s Level 2 fair value of long-term debt at fixed interest rates and notes payable to related party have been determined using a discounted cash flow method and current interest rates. The Company’s Level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN’s common shares on a converted basis.
The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options, rights, caps, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s Level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights (“CRRs”) and the fair value of the Company’s investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $26.32 to $144.02 with a weighted average of $38.44 as of December 31, 2023. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 24(b)(ii) and 24(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $nil to $$52.02 with a weighted average of $5.69 as of December 31, 2023. The fair value of the investment in AYES Canada is determined using a discounted cash flow approach combined with a binomial tree approach. The significant unobservable inputs used in the fair value measurement of the Company’s AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.00% to 8.50% with a weighted average of 8.27%, and the expected volatility of Atlantica’s share price ranging from 27.47% to 33.19% as of December 31, 2023. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at December 31, 2023, the commodity volume, in dekatherms, associated with the above derivative contracts is 2,117,039.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 7(a)). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

(ii)Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
353,597	December 2028	$29.19	PJM Western HUB
1,492,926	December 2027	$21.34	NI HUB
1,332,645	December 2027	$36.46	ERCOT North HUB
3,534,802	September 2030	$24.54	Illinois Hub

The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350,000	July 2029	$350,000 subordinated unsecured notes
Cross-currency interest rate swap	C$	400,000	January 2032	C$400,000 subordinated unsecured notes
Forward-starting interest rate swap		$750,000	April 2032	$750,000 subordinated unsecured notes
Forward-starting interest rate swap		$575,000	June 2026	First $575,000 of the expected $1,150,000 senior unsecured notes issuance

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	2023	2022
Effective portion of cash flow hedge	$57,351	$(128,838)
Amortization of cash flow hedge	(6,173)	(12,180)
Amounts reclassified from AOCI	8,309	46,723
OCI attributable to shareholders of AQN	$59,487	$(94,295)
The Company expects $25,895 of unrealized losses currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, investment loss, interest expense and derivative gains, respectively, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of$12,330 for the year ended December 31, 2023 (2022 - gain of $2,262) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350,000 U.S. dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as gain (loss) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries.
The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency gain of $6,976 for the year ended December 31, 2023 (2022 - gain of $22,091) was recorded in OCI.
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $606 for the year ended December 31, 2023 (2022 - loss of $18,561) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations (continued)
The Company is party to C$300,000 (2022 - C$300,000) fixed-for-fixed cross-currency swaps to effectively convert Canadian dollar debentures into U.S. dollars. In February 2022, the Company settled the cross-currency swap related to its C$200,000 (2021 - C$150,000) debenture that was repaid. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $5,959 for the year ended December 31, 2023 (2022 - loss of $11,082) was recorded in OCI.
On April 9, 2021, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap, coterminous with the senior unsecured debentures issued on such date, to effectively convert the C$400,000 Canadian-dollar-denominated offering into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the fixed-for-fixed cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $8,420 for the year ended December 31, 2023 (2022 - loss of $13,374) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings (loss).
The Company was party to an interest rate cap agreement in the amount of $390,000 for the period between January 15, 2023 and January 15, 2024. On September 29, 2023, the Company entered into a new interest rate cap agreement in the amount of $390,000 million for the period between January 15, 2024 and June 17, 2024.
The Company was party to interest rate swaps with a notional quantity of C$489,506 to mitigate the interest rate risk related to debt at its Blue Hill Wind Facility. The contract was novated upon the sale of the Blue Hill Wind Facility in 2022. A recognized loss of C$9,732 on the derivative was recorded as a reduction of the gain on sale of renewable assets on the audited consolidated statements of operations.

The Company mitigates the volatility of energy congestion charges at the ERCOT transmission grid by entering into CRRs, which as of December 31, 2023 had notional quantity of 5,486,961 MW-hours at prices ranging from $0.55 per MW-hr to $24.88 per MW-hr with a weighted average of $5.16 per MW-hr for January 2024 to June 2026. These CRRs are not designated as an accounting hedge.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives and risk management (continued)
The Company mitigates the price risk on the expected future sale of power generation of one of its solar facilities through a long-term energy derivative contract with a notional quantity of 516,202 MW-hours, a price of $25.15 per MW-hr and expiring in August 2030 as an economic hedge to the price of energy sales. The derivative contract is not designated as an accounting hedge.
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	2023	2022
Unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(372)	$(945)
Commodity contracts	411	185
Total unrealized gain (loss) on derivative financial instruments	$39	$(760)
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(4,896)	$6,939
Interest rate swaps	—	(7,185)
Total realized loss on derivative financial instruments	$(4,896)	$(246)
Loss on derivative financial instruments not accounted for as hedges	(4,857)	(1,006)
Amortization of AOCI gains frozen as a result of hedge dedesignation	3,989	3,465
	$(868)	$2,459
Consolidated statements of operations classification:
Gain on derivative financial instruments	$4,564	$4,408
Renewable energy sales	(5,432)	5,236
Reduction to gain on sale of renewable assets	—	(7,185)
	$(868)	$2,459

(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements.

The roll forwards of the Company's outstanding obligations confirmed as valid under its supplier finance programs for years ended December 31, 2023 and 2022, are as follows:

	2023	2022
Confirmed obligations outstanding at the beginning of the year	$16,785	$49,910
Invoices confirmed during the year	90,780	16,785
Confirmed invoices paid during the year	(45,392)	(49,910)
Confirmed obligations outstanding at the end of the year	$62,173	$16,785

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(d)Risk management
In addition to the risk management strategies described above, the Company manages exposure to risks arising from financial instruments, including credit risk and liquidity risk.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable, notes receivable and derivative instruments. The Company limits its exposure to credit risk with respect to cash equivalents by ensuring available cash is deposited with its senior lenders, all of which have a credit rating of A or better. The Company does not consider the risk associated with the accounts receivable to be significant as the majority of revenue from power generation is earned from large utility customers having a credit rating of Baa2 or better by Moody's, or BBB or higher by S&P, or BBB or higher by DBRS. Revenue is generally invoiced and collected within 45 days.
The remaining revenue is primarily earned by the Regulated Services Group, which consists of electric, water distribution and wastewater, and natural gas utilities in the United States, Canada, Bermuda and Chile. In this regard, the credit risk related to Regulated Services Group accounts receivable balances of $364,084 is spread over hundreds of thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers. In addition, most of the Regulators of the Regulated Services Group allow for a reasonable bad debt expense to be incorporated in the rates and therefore recovered from rate payers.
As of December 31, 2023, the Company’s maximum exposure to credit risk for these financial instruments is as follows:

2023
Cash and cash equivalents and restricted cash	$76,145
Accounts receivable	554,438
Allowance for doubtful accounts	(30,244)
Notes receivable	158,836
$759,175
In addition, the Company monitors the creditworthiness of the counterparties to its foreign exchange, interest rate, and energy derivative contracts and assesses each counterparty’s ability to perform on the transactions set forth in the contracts. The counterparties consist primarily of financial institutions. This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the counties may be similarly affected by changes in economic, regulatory or other conditions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to take steps to ensure, to the extent possible, that it will have sufficient liquidity to meet liabilities when due. As of December 31, 2023, in addition to cash on hand of $56,147, the Company has $945,853 available to be drawn on its revolving and term credit facilities. Each of the Company’s revolving credit facilities contain covenants that may limit amounts available to be drawn.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Financial instruments (continued)
(d)Risk management (continued)
Liquidity risk (continued)
The Company’s liabilities mature as follows:

	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years	Total
Long-term debt obligations	$621,856	$1,333,772	$2,099,968	$4,481,961	$8,537,557
Interest on long-term debt	391,493	602,761	419,950	3,496,032	4,910,236
Purchase obligations	767,287	—	—	—	767,287
Environmental obligation	3,136	22,577	1,820	18,654	46,187
Advances in aid of construction	3,640	—	—	84,495	88,135
Derivative financial instruments:
Cross-currency swap	2,419	4,243	144	9,623	16,429
Interest rate forwards	11,790	—	—	—	11,790
Energy derivative and commodity contracts	14,276	29,273	20,550	12,127	76,226
Contract adjustment payments on Green Equity Units	39,590	—	—	—	39,590
Other obligations	27,796	2,901	2,304	247,480	280,481
Total obligations	$1,883,283	$1,995,527	$2,544,736	$8,350,372	$14,773,918
25.Comparative figures
Certain of the comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in the current year.